NUIC-MONTICELLO QOF, LLC

(a Delaware limited liability company)

Form C

Disclosures in Reg CF Offering

April 30, 2025

TABLE OF CONTENTS

Form C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	NUIC-Monticello QOF, LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	January 27, 2025
Kind of Entity (Use One)	Limited liability company
Street Address	9 Homestead Place, Suite 312, Jersey City, New Jersey 07306, United States
Website Address	https://investors.appfolioim.com/nuicdevelopment/investor

	NUIC-Monticello QOF, LLC (the "Company") Inception through Jan 27, 2025	188 Monticello, LLC (the "Project Entity") Inception through Jan 9, 2025
Total Assets	$0	$442,167
Cash & Equivalents	$0	$40
Account Receivable	$0	$12,127
Short-Term Debt	$0	$42
Long-Term Debt	$0	$450,000
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$42
Net Income	($184)	($7,915)

Will the Company use a special purpose vehicle (SPV) in this offering?

YES ______________

NO _______X_______

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Daniel Mirabel	
All positions with the Company and How Long for Each Position	**Position:** Manager of NUIC Development,, Manager of NUIC-Monticello QOF, LLC	**How Long:** Since January 27th, 2025
Business Experience During Last Three Years (Brief Description)	Oversees asset management, capital markets and acquisitions.	
Principal Occupation During Last Three Years	Real estate developer	
Has this Person Been Employed by Anyone Else During the Last Three Years?	______ Yes ___X___ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:** N/A

Person #2

Name	Brenly Tolentino	
All positions with the Company and How Long for Each Position	**Position:** Manager of Nuic Development, Manager of NUIC-Monticello QOF, LLC	**How Long:** Since January 27th, 2025
Business Experience During Last Three Years (Brief Description)	Oversees acquisitions, finance, construction, and project management.	
Principal Occupation During Last Three Years	Real estate developer	
Has this Person Been Employed by Anyone Else During the Last Three Years?	______ Yes ___X___ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** NA	**Business:** NA

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company. This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.

- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Daniel Mirabel
Name	Brenly Tolentino

§227.201(d) – The Company's Business and Business Plan

See Exhibit A, the Business Plan

Highlights

- **Opportunity Zone.** Potential for Opportunity Zone tax benefits to investors.
- **Fast-growing market.** McGinley Square, just outside Manhattan.
- **Walker's paradise.** On a bustling corridor, with a Walkscore of 94.
- **Ground up.** Seven brand new lofts + small retail space.
- **Connectivity.** Accessibility to major transportation hubs.
- **Experienced team.** Active in the market for 10 years + with 20+ projects completed.
- **Long-term hold.** Potential for investment growth with cash flow.

About the Change

SMALL CHANGE INDEX™

PEOPLE		PROJECT		PLACE	
Minority-owned	✓	Business incubator	✓	In an urban metro area	✓
Woman-owned		Infill	✓	Close to a business district	✓
Diverse workforce	✓	Activates the street	✓	Serves an under-served population	✓
Diverse construction team	✓	Reduced parking	✓	Walkable + bikeable	✓
Community benefits agreement		Minimal site impact		Access to public transit	✓
Community equity participation	✓	Energy Star Compliant	✓	Close to park or public space	✓
Community ownership model		Alternative energy sources		Fresh food easily accessible	✓

About the Developer

As a Founding Principal at NUIC Development, Daniel J. Mirabel is the lead on all existing and prospective investor relationships, which includes raising capital for new opportunities.[1] [2] He is responsible for sourcing, underwriting, and performing due diligence on potential acquisitions. Daniel also manages NUIC's finances and handles all business development aspects.

Prior to founding NUIC, Daniel was an award-winning real estate broker at Provident Legacy RE. There he focused on assisting investors and developers with acquiring new projects as well as introducing new opportunities to the market. Daniel grew up in Jersey City, so having the opportunity to help develop in his hometown is very meaningful to him. Daniel studied Finance at New Jersey City University.

As Co-founding Principal at NUIC, Brenly E. Tolentino has the responsibility for managing daily construction operations, which include pre-development, planning, budgeting, and executing all projects from start to finish.[3] To date he has managed nearly 69,000 SF of residential construction. Brenly maintains a network of relationships across many different trades to ensure all projects are executed to the high standard NUIC holds.

Prior to founding NUIC, Brenly was an award-winning broker at Provident Legacy RE. There he led a successful leasing team and worked to keep occupancy strong with numerous clients across multiple asset classes.

About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money for a real estate project in Jersey City, New Jersey, to develop and manage a real estate property. The Company will be a "Qualified Opportunity Fund" and will invest substantially all of the proceeds of the offering in "Shares" of 188 Monticello LLC (the "Project Entity"). The Project Entity will then use the proceeds of that investment, along with other sources of debt and equity capital, to build the Project. The Company will be the manager of the Project Entity.

We are trying to raise a maximum of $650,000, but we will move forward with the Project and use investor funds if we are able to raise at least $100,000 (the "Target Amount"). If we have not raised at least the Target Amount by 11:59 PM EST on September 30, 2025 (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

If the Company raises the Minimum Amount, we expect the Company will receive 100,000 shares (13.2% of total) in the Project Entity. If the Company raises the maximum amount, we expect the Company will receive 650,000 shares (50% of total) in the Project Entity.

---

[1] https://nuicdevelopment.com/

[2] https://www.linkedin.com/in/daniel-j-mirabel-3b757b11b/

[3] https://www.linkedin.com/in/brenly-tolentino-12560478/

The minimum you can invest in the Offering is $1,000. Investments above $1,000 may be made in $500 increments (e.g., $1,500 or $2,000, but not $1,136). An investor may cancel his or her commitment up until 11:59 PM EST on September 28, 2025 (i.e., two days before the Target Date). If we have raised at least the Target Amount, we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

How will this work for you?

Content Standards: No funding portal communication may predict or project performance, imply that past performance will recur or make any exaggerated or unwarranted claim, opinion or forecast. A hypothetical illustration of mathematical principles is permitted, provided that it does not predict or project the performance of an investment.

We have created a mathematical calculation based on our current assumptions about the Project's completion and operations. We estimate that net cash flow for the Project will grow from approximately $27,966.00 in year two of operations (the first year of occupancy) to $49,844.00 in year 11, when we expect to sell the Project. In addition, we anticipate debt refinancing earnouts in years two, six and 11.

Cash flow and profits from both operations and liquidation are expected to net a total of $1,147,064.00 over the 11-year period. Our calculation shows that a $5,000.00 investment might return $8,198.81 over that period.

See Exhibit F: How will this work for you? for further detail.

Some of our assumptions will prove to be inaccurate, possibly for the reasons described in Exhibit B, Risks of Investing. Therefore, the results of investing illustrated in our calculation are likely to differ in reality, for better or for worse, possibly by a large amount.

Please also review Exhibit D, the LLC Agreement, for additional detail on how distributions will be made.

Qualified Opportunity Zone

The Company intends to qualify as a "qualified opportunity fund," or "QOZF." This section summarizes the rules regarding QOZFs and the potential tax benefits for Investors. However, we are not tax advisors. Every Investor should consult with his or her own tax professional concerning an investment in the Company in general and the possible effect of the QOZF rules in particular.

Summary

Sections 1400Z-1 and 1400Z-2 were added to the Internal Revenue Code by the Tax Cuts and Jobs Act of 2017. Intended to stimulate economic activity in depressed areas, the rules generally allow investors to defer and even avoid Federal income tax on certain capital gains by investing in areas designated as "qualified opportunity zones."

Qualified Opportunity Zones

In general, a "qualified opportunity zone," or "QOZ," is a low-income area that has been designated as such by governmental authorities and approved by the United States Treasury Secretary. As of the date of this Disclosure Document, over 8,000 QOZs have been designated across the United States. The Project is located in a QOZ.

Qualified Opportunity Funds

A "qualified opportunity zone fund" or "QOZF" is a corporation or partnership (or an entity, like the Company, that is treated as a partnership for Federal income tax purposes) that holds 90% of its assets in any mix of the following assets:

- Stock of a corporation that is a "qualified opportunity zone business."
- An interest in a partnership that is a "qualified opportunity zone business."
- "Qualified opportunity zone business property."

A business is a "qualified opportunity zone business" if at least 70% of its tangible assets consist of "qualified opportunity zone business property."

" Qualified opportunity zone business property" means property that is:

- Located in a QOZ.
- Used by the QOZF or the qualified opportunity zone business in a trade or business; and
- Either:
  - The original use of the property began with the QOZF; or
  - During any 30 months following the date of acquisition, the QOZF "substantially improves" the property, which means spending at least as much to renovate or improve the property as it paid to acquire it.

The Internal Revenue Service ("IRS") has clarified that where a QOZF purchases land and improvements, then in determining whether the QOZF has "substantially improved" the property, only the cost of the building is taken into account, not the cost of the land.

> EXAMPLE: Suppose a QOZF purchases land and a building for $2 million, of which $1,500,000 million is attributable to the land cost and $500,000 to the building. The QOZF will be deemed to have "substantially improved" the property if it spends at least $500,000 to renovate the building during any period of 30 months following acquisition.

Application to Company

Because the Project is located in a QOZ and will be used in a trade or business (the trade or business of operating a real estate project) it will be treated as "qualified opportunity zone business property" if either (i) the original use of the Project begins with the Company, or (ii) within 30 months the Company "substantially improves" the Project. Because the Project is new construction, the original use of the Project will begin with the Company.

Thus, the Project should be treated as "qualified opportunity zone business property" and, because the Project will make up more than 90% of the Project Entity's assets, and the sole asset of the Company shall be partnership interests in the Project Entity, the Company should be treated as a QOZF, with the attendant potential tax benefits for investors.

Potential Tax Benefits

Investing in a QOZF can allow a taxpayer to defer and possibly avoid Federal income taxes on capital gains.

a) Capital Gains Tax Deferral: A taxpayer who realizes a capital gain and invests an amount equal to the gain in a QOZF within 180 days can defer recognizing (and thus paying tax on) the gain until the earlier of (i) the date the taxpayer sells his or her interest in the QOZF, or (ii) December 31, 2026.

b) Capital Gains Tax Exclusion: If the taxpayer holds his, her, or its interests in the QOZF (and the QOZF maintains its status as a QOZF) for at least 10 years, he or she pays no capital gain tax on the appreciation in the QOZF.

NOTE: As described above, the potential tax benefits associated with investing in a QOZF *depend on the individual tax circumstances of the investor*. Consult with your personal tax advisors before investing.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include employees of the Manager.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Please review Exhibit B for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $100,000. If we have not raised at least the target amount by 11:59 PM EST on September 30, 2025– our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline, then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $650,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:

This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	____X____ Yes _________ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$650,000
If Yes, how will the Company deal with the oversubscriptions?	_________ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ____X____ We will accept subscriptions on a first-come, first-served basis. _________ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $100,000:

Use of Money	How Much (approximately)
Towards Payoff of 1st Mortgage Lien	$95,000
Success fee to Small Change	$5,000
TOTAL	**$100,000**

If we raise the maximum goal of $650,000:

Use of Money	How Much (approximately)
Towards Payoff of 1st Lien	$200,000
Operating Capital	$200,000
Loan Fees	$50,000
Interest Reserves	$100,000
Success fee to Small Change	$32,500
Pre-development soft costs	$67,500
TOTAL	**$650,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, press the *Invest Now* button
- Follow the instructions

The minimum amount you can invest in the offering is $1,000. Investments above the minimum may be made in increments of $500.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit C.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on September 28, 2025 (48 hours before the offering deadline).

To cancel your investment, send an email to hello@smallchange.co by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering, and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class A Membership Units." The price is $1 for each Class A Share.

We arrived at the price as follows:

- We estimated how much money we need to complete the project.
- We estimated the value of the project when it's completed.
- We estimated what we believe is a fair return to Investors.
- Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Class A Membership Units." When you purchase an Investor Membership Unit, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated April 10, 2025, and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as Exhibit D.

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time. Please note that as the Company's sole purpose is to manage and own interests in 188 Monticello LLC, a Delaware limited liability company that is intended to be and maintain its status as a Qualified Opportunity Zone Business (the "Project Entity"), the Company is wholly dependent on the Project Entity for distributions of cash flow and allocations of profit and loss. The Company does not have a source of revenue other than the Project Entity.

Under the LLC Agreement, distributions fall in two categories: distributions from the rental operations of the property; and distributions from the sale or refinancing of the property. Notably, distributions are only made after any and all fees are paid, as discussed in Section 5.6 of the Company and Managing Member Operating Agreement.

Distributions from rental operations will be distributed as follows:

1) First, in the event that any Member has, or Members have made a Member Loan to the Company, to all such Members, pro rata in proportion to the amount of the Member Loans they have made to the Company, until all such Member Loans and all interest accrued thereon are repaid in full;

2) Second, to all Class A and Class B Members until each Class A and B Member has received his, her, or its Preferred Return accrued through the date of distribution;

3) Third, to all Class A and B Members in proportion to each Class A and B Member's Unreturned Investment, until the Unreturned Investment of all Class A Members has been reduced to zero; and

4) Fourth, 100% to the Class A, B and C Members allocated pro rata based on their respective Member Percentages.

Distributions resulting from the sale or refinancing of the Project Entity's property will be distributed as follows:

1) First, in the event that any Member has, or Members have made a Member Loan to the Company, to all such Members, pro rata in proportion to the amount of the Member Loans they have made to the Company, until all such Member Loans and all interest accrued thereon are repaid in full;

2) Second, to all Class A and Class B Members until each Class A and B Member has received his, her, or its Preferred Return accrued through the date of distribution;

3) Third, to all Class A and B Members in proportion to each Class A and B Member's Unreturned Investment, until the Unreturned Investment of all Class A Members has been reduced to zero; and

4) Fourth, 100% to the Class A, B and C Members allocated pro rata based on their respective Member Percentages.

For any year that the Company realizes a taxable profit or gain, the Company will make a good faith effort to distribute at least enough money to you to pay any associated Federal and State income tax liabilities, if you have not already received such amount from cash flow distributions.

Obligation to Contribute Capital

Once you pay for your Class A Membership Units, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under

some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor. The exception to this is the removal of the Manager, which you may be able to vote on if the various procedures discussed in section 5.7.2 of the Company Operating Agreement are satisfied.

Right to Transfer

The LLC Agreement generally allows you to transfer Class A Membership Units, subject to various conditions. However, there are several practical obstacles to selling your Class A Membership Units:

- The Manager has the right to impose conditions to ensure the sale of your Class A Membership Units is legal and will not damage the Company.
- There will be no ready market for Class A Membership Units, as there would be for a publicly traded stock.
- By law, for a period of one year, you won't be allowed to transfer the Class A Membership Units except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's Membership Units.
- Section 8.1.6(e) requires an opinion of counsel that such transfer complies with various securities laws and regulations. .

Modification of Terms of Class A Membership Units

The terms of the Class A Membership Units that have a material adverse effect on the Class A Members may be modified or amended only with the consent of the Manager and investors owning a majority of the Class A Membership Units. Otherwise, the Manager has broad authority to vary distributions between Members pursuant to Section 11.3 of the Operating Agreement.

Other Classes of Securities

As of now, the Company has three classes of securities: Class A Membership Units, Class B Membership Units, and Class C Membership Units. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Class A Membership Units, while all the Class C Membership Units will be owned by the Manager. The Class B Membership Units will be owned by persons who have acquired or will acquire their interests outside of the Offering.

Whereas the owners of the Class A Membership Units have extremely limited rights to vote or otherwise participate in the management of the Company, the Manager, who will own all the Class C Membership Units, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Class A Membership Units. For example,

the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Class A Membership Units.

Tax Consequences

You should consult a tax advisor regarding your consequences of investing in the Company.

The Person Who Controls the Company

Brenly E. Tolentino and Daniel J. Mirabel own all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Brenly E. Tolentino and Daniel J. Mirabel effectively control the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal so long as it doesn't have a material adverse effect on the Class A Members, in which case the consent rights above would be required.

How the Securities are Being Valued

The price of the Class A Membership Units was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Class A Membership Units in the future. If we had to place a value on the Class A Membership Units, it would be based on the amount of money the owners of the Class A Membership Units would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

Indemnification and Exculpation

The LLC Agreement protects the Manager and others from lawsuits brought by Investors and third parties. For example, it provides that such persons will not be responsible to Investors for mere errors in judgment or other acts or omissions (failures to act) as long as the act or omission was not the result of fraud, bad faith, a knowing violation of law, or willful misconduct. This limitation of liability is referred to as "exculpation." The LLC Agreement also provides that these persons do not owe any fiduciary duties to the Company or to Investors.

The LLC Agreement also requires the Company to indemnify (reimburse) the Manager and others if they are sued, provided that the challenged conduct did not constitute fraud, bad faith, a knowing violation of law, or willful misconduct.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $3,000; plus
A success fee equal to 5% of funds raised in the offering.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
Jeffrey Ang	$450,000	15%	May 2025	NA

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the

table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.

- Include only offerings conducted by this entity, not by other entities you might own
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
NA	NA	NA	NA	NA

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promoter you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction

Land Acquisition Fee	On Purchase of Land	Northern United Intl Corp	Manager	1% of Land Acquisition Price
Asset Management Fee	Paid quarterly	Northern United Intl Corp	Manager	2% of Invested Funds,
Development Fee	TBD	Northern United Intl Corp	Manager	5% of all Development Costs, including cost of property.
Disposition Fee	TBD	Northern United Intl Corp	Manager	1% of the gross proceeds of any sale, transfer or other disposition
Financing Fee	TBD	Northern United Intl Corp	Manager	1% of any 3rd party financing procured for the Project.
Property Management Fee	TBD	NUIC Management LLC	Subsidiary of the Manager	5% of gross Project income collected.

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Delaware Limited liability company Act on January 27, 2025. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to buy, build and operate the project, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably seek other sources of Capital.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to buy the project as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, including amounts invested in the Offering by our principal and affiliates, our only other source of capital is the loan from the bank.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company’s Financial Statements

Our financial statements are attached as Exhibit E.

Company Instructions
If this offering involves an SPV, you are required to provide financial statements only for the Company, not for the SPV.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called Crowdcheck ran background checks on the principals of the Company (*i.e.*, those covered by this rule).

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://investors.appfolioim.com/nuicdevelopment/investor, no later than 120 days after the end of each fiscal year.

It’s possible that at some point, the Company won’t be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective investors on this Form C, in the business and in Exhibit B: Risks of Investing. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

Although the project is classified as an "as-of-right" development, meaning it fully complies with existing zoning regulations and does not require any special variances or additional permissions, we have not yet received formal Zoning Approval. This approval is still a necessary step in the process to ensure that all plans are reviewed and officially sanctioned by the zoning department before proceeding further. We expect to get zoning approval by the end of February, 2025.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest, you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

EXHIBIT A: BUSINESS PLAN


NUIC
Development
Live in Adventure.
2 Park St.

CERTIFIED MINORITY OWNED BUSINESS

Executive Summary

NUIC Development is pleased to present an investment opportunity in the city of Jersey City.

We have secured a property located in an **Opportunity Zone** and are seeking investment equity to bring the long-awaited creation of The Seven, a mixed-use development that NUIC plans to develop, manage and own.

The Project will consist of a 7-unit, 4-story multi-family building containing 551 SF of ground-floor retail. The site size is approximately 1,750 SF and located in the Jackson Hill Redevelopment Zone within the McGinley Square neighborhood of Jersey City.

The Seven at 188 Monticello offers investors the opportunity to participate in the development and long-term ownership of a new community in the coveted and supply-constrained Jersey City market. [2]

GENERAL INFORMATION	
Project Name:	The Seven
Location:	Jersey City, NJ
Neighborhood:	McGinley Square
Residential Units:	7
Commercial Units:	1
Estimated Build Cost Per Unit $:	$228,000[1]

ANTICIPATED CAPITALIZATION SUMMARY	
Construction Loan:	$1,072,000
Equity:	$550,000
Total Capitalization:	**$1,622,000**

About NUIC



119 Harrison Ave.

Our Story

NUIC Development, "NUIC", is a real estate development firm that specializes in acquiring and developing deeply distressed real estate opportunities in the Jersey City.

Since its founding in 2015, NUIC has redeveloped, built and sold a total of 44-units with a total transaction cost of $26mm.

In 2022, the NUIC team received the prestigious Rising Stars Award at the ULI NNJ Annual Gala in recognition of their remarkable achievements and positive trajectory in the development field.[3]

NUIC is the DBA name for Northern United International Corp.



We source, build, manage, and execute opportunistic real estate strategies in the Jersey City area.



Our Purpose

NUIC was founded for the purpose of investing in our communities, ideas, and most importantly, the people that bring it all together with a special focus on transformation.

Our goal is to create beautiful homes from previously distressed properties that will host life’s most precious moments.

As an organization we strive to improve the quality of life for all future residents by developing well designed, meticulously thought-out, and unique properties.

NUIC came to life using these words, “A license to do more.” Our greatest desire was and still is to create a platform to foster great positive impact to our communities and NUIC has become that vehicle.

Our Positive Impact On Our Communities


Reduce crime by developing previously blighted sites[4]
Reduce carbon output by building more efficient homes[7]
Create jobs within the immediate community[5]
Restore historic architecture
Created dozens of new homeowners
Boost economic activity by adding more neighbors[6]

By The Numbers

57
UNITS IN THE PIPELINE

$26M
OF TRANSACTION VALUE

9 Year
RECORD OF MEASURED GROWTH AND EXPERIENCE

44
UNITS SOLD

26
COMPLETED PROJECTS

51
REAL ESTATE TRANSACTIONS

$18.4M
RECEIVED IN PRIVATE LOANS AND EQUITY INVESTMENTS SINCE 2016

MANAGED OVER
73,000
SQ FT OF CONSTRUCTION

59 Gardner Ave.

*As of 01/08/2025

Development Overview



Project Overview

General Summary	
Property Name	The Seven
Address	188 Monticello
City / State	Jersey City, New Jersey
Year Land Purchase	January 8th 2025
Estimated Year Construction Start	Spring 2025
Estimated Year Built (est.)	Summer 2026
Total Residential Units	7
Total Residential Rental Square Feet	3,478
Total Commercial Rentable Square Feet	551
Total Net Residential Square Feet	862
Total Gross Square Footage	**4,891**

ANTICIPATED SOURCES	$1,621,211	100%
USES	Amount	%
Land Costs	$437,915	27%
Hard Costs	$800,688	49%
Soft Costs	$96,873	6%
Financing/Carrying Costs	$90,000	6%
Development Financing Costs	$195,734	12%
TOTAL USES	$1,621,211	100%

Market-Rate Units

Unit Type	%	Units	Avg. SF	Avg. Monthly Rent	Total Annual	Avg. $/SF
Studio	57%	4	456	$2,054	$98,597	$4.51
1BR/1BA	43%	3	552	$2,538	$91,356	$4.60


SIGNAGE
188

The Seven project is a **four-story, mixed-use development** located in the Jersey City Neighborhood of McGinley Square, one of the fastest-growing markets in the Northeast, just outside Manhattan. [8]

This building will feature **seven** loft residential units, **4,891 square feet** of gross residential space, **and 551 square feet** of ground-floor retail, offering blend of urban living and commercial opportunities.

*Rendering provided is for visual purposes only.

Jersey City Market Opportunity

Investing in the McGinley Square section of Jersey City, NJ presents an opportunity that is backed by a range of factors:

Strategic Location

McGinley Square benefits from its strategic location within Jersey City. Situated in the southern part of the city, it offers easy access to major transportation routes, including highways and public transportation options. Its proximity to Manhattan, just across the Hudson River, enhances its appeal to both residents and businesses. Source: [9]

Economic Growth

Jersey City as a whole has been experiencing significant economic growth, driven by its proximity to New York City and the influx of businesses looking for more affordable office spaces. This economic vibrancy can have a positive impact on the McGinley Square section, fostering job creation and stimulating local businesses.[10]

Affordability

Compared to other parts of Jersey City and nearby New York City, McGinley Square offers more affordable real estate options. This affordability can attract a diverse range of residents and businesses looking for cost-effective alternatives without sacrificing convenience and accessibility. [11]

Transit Infrastructure

The McGinley Square neighborhood features excellent connectivity and accessibility to major transportation hubs. These valuable connections can lead to increased property values and a more attractive living and working environment. [12]

Housing Demand

The increasing popularity of Jersey City as a residential destination has a positive spill-over effect on McGinley Square. The demand for housing options is driving developers to create modern, attractive living spaces that cater to various demographics, from young professionals to families. [13]

Cultural Diversity

Jersey City, including McGinley Square, is renowned for its cultural diversity. This diversity enriches the community by creating a vibrant atmosphere and attracting a wide range of individuals and businesses. [14]

Exterior Rendering

The Seven combines modernity with the area's culture and architecture.

The exterior features windows and an industrial aesthetic, harmonizing with the cityscape.

The façade blends brick with metal accents, paying homage to the neighborhood's look while adding an edge.


SIGNAGE
188

*Rendering provided is for visual purposes only.

Layouts


KITCHEN /LIVING
BED–QUEEN
BATH
STORAGE
ADA UNIT 101
STUDIO / 1BA
1ST FL:493 sf
STORAGE
RECYCLE
TRASH
TRASH/
RECYCLE
TRASH
TRASH
SPRINKLER
RM
RETAIL
1ST FL:551 sf
32'-9 1/4"
mail box
LOBBY
4'-0"
14'-6 3/4"
18'-11 1/2"
5'-7"
5 BIKE
PARKING

Floor 1


KITCHEN /LIVING
BED–QUEEN
BATH
STORAGE
7'-6"
6'-1 1/4"
UNIT 201
STUDIO / 1BA
2ND FL:443 sf
3'-0"
3'-4"
FR
BED–QUEEN
CL
CL
WD
UNIT 202
STUDIO / 1BA
2ND FL:429 sf
UNIT 203
STUDIO / 1BA
2ND FL:458 sf
WD
CL
FR
BED–QUEEN

Floor 2

*Rendering provided is for visual purposes only.

Layouts


DW
BATH
UP
CL
UNIT 301
1BR / 1BA
3RD FL:443 sf
3'-0"
3'-4"
DN
FR
DW
UNIT 302
1BR / 1BA
3RD FL:429 sf
BATH 3
STORAGE
WD
STORAGE
WD
WD
6'-4"
UNIT 303
1BR / 1BA
3RD FL:458 sf
UP
CL
FR
DW

Floor 3


BED–QUEEN
BED–QUEEN
BED–QUEEN

Floor 4


UNIT 302(DUPLEX)
PRIVATE ROOF DECK
247 SF
UNIT 301(DUPLEX)
PRIVATE ROOF DECK
270 SF
UNIT 303(DUPLEX)
PRIVATE ROOF DECK
227 SF
DN
DN
DN
NEW GREEN ROOF GARDEN
AREA
315 SF
NEW UN-OCCUPIED ROOF
AREA
NEW 3 PLY BUILT-UP ASPHALT
ROOFING UNDER THE DECK

Rooftop

*Rendering provided is for visual purposes only.

Design Concept

Our design vision for The Seven at 188 Monticello embraces modern minimalism, with studio lofts featuring ultra-high ceilings to enhance the sense of space and openness.

Each unit will be crafted with design efficiency in mind, optimizing layouts to provide maximum functionality while maintaining a sleek and contemporary aesthetic.

These spaces are designed for the minimalist lifestyle, offering comfort and style in a compact, urban setting.



The Seven

Jersey City

*Rendering provided is for visual purposes only.

Site Location


BERGEN SECTION
HAMILTON PARK
NEWPORT
HUDSON SQUARE
MCGINLEY SQUARE
HARSIMUS COVE
HUDSON EXCHANGE
SOHO
HISTORIC DOWNTOWN
THE WATERFRONT
NEW JERSEY
NEW YORK
LOWER MANHATTAN
188 Monticello
LIBERTY HARBOR
Jersey City
EXCHANGE PLACE
TRIBECA
CHINATO
COLGATE CENTER
BATTERY PARK CITY
TWO BRID
FINANCIAL DISTRICT
Walk Score
94
Walker's Paradise
Daily errands do not require a car.
Transit Score
68
Good Transit
Many nearby public transportation options.
Bike Score
66
Bikeable
Some bike infrastructure.

Walk Score [15]

Stabilized Proforma

	Year 1 6/1/27 2027			Year 2 6/1/28 2028	Year 3 6/1/29 2029	Year 4 6/1/30 2030	Year 5 6/1/31 2031	Year 6 6/1/32 2032	Year 7 6/1/33 2033	Year 8 6/1/34 2034	Year 9 6/1/35 2035	Year 10 6/1/36 2036
REVENUE	Amount			Amount	Amount	Amount	Amount	Amount	Amount	Amount	Amount	Amount
Gross Market Rate Units	$189,953			$195,651	$201,521	$207,567	$213,794	$220,207	$226,814	$233,618	$240,627	$247,845
Less Vacancy	($9,498)			($9,783)	($10,076)	($10,378)	($10,690)	($11,010)	($11,341)	($11,681)	($12,031)	($12,392)
Gross Affordable Units - Moderate	$0			$0	$0	$0	$0	$0	$0	$0	$0	$0
Less Vacancy	$0			$0	$0	$0	$0	$0	$0	$0	$0	$0
Gross Affordable Units - Low	$0	$/ Unit	$/ RSF	$0	$0	$0	$0	$0	$0	$0	$0	$0
Less Vacancy	$0	(7)	(3,478)	$0	$0	$0	$0	$0	$0	$0	$0	$0
EFFECTIVE RENTAL REVENUE	**$180,455**	***$25,779***	***$51.88***	**$185,869**	**$191,445**	**$197,188**	**$203,104**	**$209,197**	**$215,473**	**$221,937**	**$228,595**	**$235,453**
Gross Commercial Units	$20,938			$21,357	$21,784	$22,220	$22,664	$23,117	$23,580	$24,051	$24,532	$25,023
Less Vacancy	($1,047)			($1,068)	($1,089)	($1,111)	($1,133)	($1,156)	($1,179)	($1,203)	($1,227)	($1,251)
Other Income	$1,200			$1,224	$1,248	$1,273	$1,299	$1,325	$1,351	$1,378	$1,406	$1,434
TOTAL REVENUE	**$201,546**	***$28,792***	***$57.95***	**$207,382**	**$213,388**	**$219,570**	**$225,934**	**$232,483**	**$239,225**	**$246,164**	**$253,307**	**$260,659**
EXPENSES												
Controllable												
Payroll	$0	*$0*	*$0.00*	$0	$0	$0	$0	$0	$0	$0	$0	$0
Repairs & Maintenance	$2,000	*$286*	*$0.58*	$2,080	$2,163	$2,250	$2,340	$2,433	$2,531	$2,632	$2,737	$2,847
General & Admin	$2,000	*$286*	*$0.58*	$2,080	$2,163	$2,250	$2,340	$2,433	$2,531	$2,632	$2,737	$2,847
Marketing	$2,000	*$286*	*$0.58*	$2,080	$2,163	$2,250	$2,340	$2,433	$2,531	$2,632	$2,737	$2,847
Utilities (Net of Reimbursements)	$2,500	*$357*	*$0.72*	$2,600	$2,704	$2,812	$2,925	$3,042	$3,163	$3,290	$3,421	$3,558
Non-Controllable												
Management Fee	$10,077	*$1,440*	*$2.90*	$10,480	$10,900	$11,336	$11,789	$12,261	$12,751	$13,261	$13,791	$14,343
Real Estate Taxes	$30,000	*$4,286*	*$8.63*	$31,200	$32,448	$33,746	$35,096	$36,500	$37,960	$39,478	$41,057	$42,699
Insurance	$9,000	*$1,286*	*$2.59*	$9,360	$9,734	$10,124	$10,529	$10,950	$11,388	$11,843	$12,317	$12,810
Replacement Reserve	$3,500	*$500*	*$1.01*	$3,640	$3,786	$3,937	$4,095	$4,258	$4,429	$4,606	$4,790	$4,982
TOTAL EXPENSES	**$61,077**	***$8,725***	***$17.56***	**$63,520**	**$66,061**	**$68,704**	**$71,452**	**$74,310**	**$77,282**	**$80,374**	**$83,589**	**$86,932**
Operating Expense Ratio	*30.3%*			*30.6%*	*31.0%*	*31.3%*	*31.6%*	*32.0%*	*32.3%*	*32.7%*	*33.0%*	*33.4%*
NET OPERATING INCOME	**$140,469**	***$20,067***	***$40.39***	**$143,861**	**$147,327**	**$150,867**	**$154,482**	**$158,173**	**$161,943**	**$165,791**	**$169,718**	**$173,727**
NOI YOY Growth				*2.4%*	*2.4%*	*2.4%*	*2.4%*	*2.4%*	*2.4%*	*2.4%*	*2.4%*	*2.4%*
DEBT												
Debt Services First Mortgage	($112,375)	*($16,054)*	*($32.31)*	($112,375)	($112,375)	($112,375)	($112,375)	$0	$0	$0	$0	$0
Debt Services Second Mortgage	$0	*$0*	*$0.00*	$0	$0	$0	$0	($123,585)	($123,585)	($123,585)	($123,585)	($123,585)
Debt Services Third Mortgage	$0	*$0*	*$0.00*	$0	$0	$0	$0	$0	$0	$0	$0	$0
CASH FLOW AFTER DEBT SERVICES	**$28,094**	***$4,013***	***$8.08***	**$31,486**	**$34,952**	**$38,491**	**$42,107**	**$34,588**	**$38,357**	**$42,205**	**$46,133**	**$50,141**

NUIC Development

Summary of Terms

Class A Membership - Offering Terms	
Target Capitalization - Equity	Up to $750,000
Managing Member's Capital Commitment	The Principals of the Managing Member have committed to subscribe for an aggregate Capital Commitment in an amount equal to not less than 5% of the required Equity.
Targeted Timeline	• Obtain Zoning Approval May 2025 • Start Construction Summer 2025 • Complete Construction Spring 2026 • Property Lease-Up Summer 2026 • Property Stabilization Fall 2026
Economics and Fees	• Class A & B Member Preferred Return Rate: 7.00% • Management Fee: 2.00% (on invested capital) • Annual Estimated Partnership Expenses: $2,000 • Financing Fee: 1% of any amount financed in connection with any Third-Party Financing secured. • Development Fee: 5.00% (of hard and soft construction costs and included in construction expenses.) • Disposition Fee: 1% of the gross proceeds of any sale.
Minimum Investment	The minimum Capital Commitment of a Member will be $1,000 provided that NUIC has the right to accept a lesser amount in its discretion.

Preferred Return: First, 100% to Class A Members, pro rata in accordance with their Company Percentages, until the Class A Members have received a cumulative, but not compounding, average annual preferred return of seven percent (7%) on the amount of their Capital Contributions.

Return of Capital: Second, 100% to Class A Members until they are returned their initial investment amount. This is not taxable income, as it is solely the recuperation of capital contributions.

Remaining Distributions: Finally, Distributions to the Class A Member pro rata based on their respective Member Percentages.

Development Experience



NOW AVAILABLE
NUIC
551.697.5158
United
JLG.

117 - 119 Harrison Ave.





56 Reservoir Ave.

Historical Project Locations

1	61 Ocean Ave[2]
2	263 Hutton St[2]
3	265 Hutton St[2]
4	188 Monticello Ave[2]
5	62 Gardner Ave[1]
6	15 Manhattan Ave[1]
7	256 Claremont Ave[1]
8	Harmony House[2]
9	10 Prescott St[1]
10	2 Park St
11	374 Princeton Ave
12	56 Reservoir Ave
13	117 Harrison Ave
14	66 Belmont Ave
15	119 Harrison Ave
16	306 Old Bergen Rd
17	117 Clinton Ave
18	198 Custer Ave
19	9 Clinton Ave
20	59 Gardner Ave
21	420 Rose Ave
22	288 Virginia Ave
23	52 Bergen Ave
24	229 Cator Ave
25	84 Van Wagenen Ave
26	168 Bergen Ave
27	23 Randolph Ave
28	20 Colonial Dr
29	82 Clerk St
30	25 Wade St
31	32 Freedom Pl
32	166 Bergen Ave
33	45 Bayside Terrace


Hoboken
Hackensack River
JOURNAL SQUARE
BERGEN SECTION
HAMILTON PARK
NEWPORT
MCGINLEY SQUARE
HARSIMUS COVE
HUDSON EXCHANGE
HISTORIC DOWNTOWN
THE WATERFRONT
WEST SIDE
LIBERTY HARBOR
Jersey City
EXCHANGE PLACE
HACKENSACK RIVER WATERFRONT
COLGATE CENTER
BERGEN-LAFAYETTE
COMMUNIPAW
GREENVILLE
LIBERTY ISLAND
NEW JERSEY
NEW YORK

Jersey City

1- Under Redevelopment
2- In Pre-Development

Historical Project Information

No.	Property	Description	Completed	Units	Neighborhood
1	61 Ocean Ave	Multi-Family	2027*	30	Greenville
2	263 Hutton St	Condos	2026*	3	Heights
3	265 Hutton St	Condos	2026*	3	Heights
4	188 Monticello Ave	Multi-Family	2026*	7	Bergen-Lafayette
5	62 Gardner Ave	Condos	2025*	3	Bergen-Lafayette
6	15 Manhattan Ave	Condos	2025*	3	West-Bergen
7	256 Claremont Ave	Condos	2025*	3	Heights
8	Harmony House	Multi-Family	2026*	44	Greenville
9	10 Prescott St	Condos	2025*	4	Bergen-Lafayette
10	2 Park St	Condos	2025*	4	West-Bergen
11	374 Princeton Ave	Condos	2024	2	Greenville
12	56 Reservoir Ave	Condos	2023	3	Heights
13	117 Harrison Ave	Multifamily	2019	2	Bergen-Lafayette
14	66 Belmont Ave	Condos	2022	4	Bergen-Lafayette
15	119 Harrison Ave	Single Family	2020	1	Bergen-Lafayette
16	306 Old Bergen Rd	Multifamily	2020	2	Greenville
17	117 Clinton Ave	Single Family	2017	1	Bergen-Lafayette
18	198 Custer Ave	Single Family	2018	1	Greenville
19	9 Clinton Ave	Multifamily	2021	2	Bergen-Lafayette
20	59 Gardner Ave	Single Family	2018	1	Bergen-Lafayette
21	420 Rose Ave	Multifamily	2017	2	Bergen-Lafayette
22	288 Virginia Ave	Single Family	2017	1	West-Bergen
23	52 Bergen Ave	Multifamily	2021	4	Greenville
24	229 Cator Ave	Multifamily	2017	2	Greenville
25	84 Van Wagenen Ave	Multifamily	2021	7	Journal Square
26	168 Bergen Ave	Multifamily	2022	3	Greenville
27	23 Randolph Ave	Multifamily	2018	2	Bergen-Lafayette
28	20 Colonial Dr	Multifamily	2019	2	Country Village
29	82 Clerk St	Single Family	2019	1	Bergen-Lafayette
30	25 Wade St	Multifamily	2020	2	Greenville
31	32 Freedom Pl	Multifamily	2022	Land	Bergen-Lafayette
32	166 Bergen Ave	Multifamily	2022	3	Greenville
33	45 Bayside Terrace	Multifamily	2017	2	Greenville

Neighborhood Allocation



Journal Square 4%
West-Bergen...
Bergen-Lafayette 44%
Heights 4%
Greenville 39%
Country Village 5%

** In progress, the project is either under construction, in predevelopment or in zoning or planning board review.*

Featured Project Photos


119

4 117-119 Harrison Ave



2 56 Reservoir Ave



13 52 Bergen Ave



9 59 Gardner Ave


EIGHTY FOUR

15 84 Van Wagenen Ave



Revitalizing Jersey City

2 Park St.


THE HEIGHTS
JOURNAL SQUARE
HACKENSACK RIVERFRONT
LINCOLN PARK
WEST SIDE
DOWNTOWN
THE WATERFRONT
MCGINLEY SQUARE
HACKENSACK RIVERFRONT
WEST SIDE
BERGEN-LAFAYETTE
GREENVILLE
LIBERTY PARK

Our history of restoring Jersey City is most evident in our work with blighted, dilapidated properties through the city.

52 Bergen Ave.

Mixed-Use building vacant for over 5 year





Highlights

- *Converted a retail unit into a residential unit*
- *Completed intense reconstruction due to severe fire damage in 11 month*
- *Completed environmental remediation*
- *Restored original building corbels*

2 Park St.

Vacant for nearly 12 years before renovation

Local Developers Rehabilitating Vacant Bergen-Lafayette Townhouse

By **Jared Kofsky** - October 4, 2017



"Just a block away from The Junction in Jersey City's Bergen-Lafayette neighborhood, a team of young local developers is in the process of bringing new life to a historic but vacant property." [16]

JERSEY DIGS

Appendix



119 Harrison Ave.

Our Leadership Team



Daniel J. Mirabel, Founding Principal

As a Principal at NUIC, Daniel is the lead on all existing and prospective investor relationships, which includes raising capital for new opportunities. He is responsible for sourcing, underwriting, and performing due diligence on potential acquisitions. Daniel also manages NUIC's finances and handles all business development aspects.

Prior to founding NUIC, Daniel was an award-winning real estate broker at Provident Legacy RE. There he focused on assisting investors and developers with acquiring new projects as well as introducing new opportunities to the market. Daniel grew up in Jersey City, so having the opportunity to help develop in his hometown is very meaningful to him. Daniel studied Finance at New Jersey City University.

Email: Daniel@nuicdevelopment.com



Brenly E. Tolentino, Founding Principal

As Principal at NUIC, Brenly has the responsibility for managing daily construction operations, which include pre-development, planning, budgeting, and executing all projects from start to finish. To date he has managed nearly 69,000 SF of residential construction. Brenly maintains a network of relationships across many different trades to ensure all projects are executed to the high standard NUIC holds.

Prior to founding NUIC, Brenly was an award-winning broker at Provident Legacy RE. There he led a successful leasing team and worked to keep occupancy strong with numerous clients across multiple asset classes.

Email: Brenly@nuicdevelopment.com



Gary Baez, Director of Operations

Gary Baez is a goal driven sales associate agent who specializes in urban planning and development, multifamily investment sales, commercial and residential leasing. He is a graduate from Rowan University with a bachelor of science degree in Urban Planning and Sustainable Construction Development. Gary oversees commercial and development sales throughout the Northern and Central New Jersey region. Throughout his 10 + years career as a sales agent he has sold over $150M in real estate transactions including working with reputable developers and investors. He infiltrates in sourcing of deal structure, land-use planning, entitlement process, finance, design and construction management.

Email: Gary@nuicdevelopment.com

Key Team Members

Dynamic Improvements
Andres Negron, General Contractor



Hampton Hill Architecture
Manny Naval, Architect
Min Kil, Architect



Chuck Harrington, Real Estate Attorney



walkTHIShouse
Roman Malantchouk, Architectural Designer



Jason Borofsky, CPA, MBA, Partner



John Restrepo, Grant and Affordable Housing Consulatant



Christine Lezette, General Contractor

Engineering & Surveying



JLL Capital Markets
Max Custer, Capital Markets Director

Provident Legacy Realtors
Issa Musharbash, CEO

1- All team members are based on NUIC's ongoing professional working relationships and are subject to change.

Media

ULI to honor top New Jersey projects, industry players at 2022 awards gala:
https://re-nj.com/uli-to-honor-top-new-jersey-projects-industry-players-at-2022-awards-gala/

Jersey Digs - Local Developers Rehabilitating Vacant Bergen-Lafayette Townhouse:
https://jerseydigs.com/developers-rehabilitating-2-park-street-bergen-lafayette-townhouse/

Jersey City's NUIC lands unanimous planning board approval for 44-unit rental project:
https://jerseydigs.com/harmony-house-jackson-hill-jersey-city/

Local Developers Bringing Harmony House Project to Jersey City's Jackson Hill:
https://jerseydigs.com/harmony-house-jackson-hill-jersey-city/


Northern New Jersey

Instagram

Footnote Slide

1. **1- Excludes commercial units.**
2. **Jersey City Housing Needs Assessment – RPA**
   https://rpa.org/work/reports/jersey-city-housing-needs-assessment
3. **ULI to Honor Top New Jersey Projects & Industry Players at 2022 Awards Gala – RE-NJ**
   https://re-nj.com/uli-to-honor-top-new-jersey-projects-industry-players-at-2022-awards-gala/
4. **Housing & Health: The Role of Housing in Public Health – PMC**
   https://pmc.ncbi.nlm.nih.gov/articles/PMC10757037/?utm_source=chatgpt.com
5. **Building 1,000 Homes Packs an Economic Punch – NAHB**
   https://www.nahb.org/blog/2020/04/Building-1000-Homes-Packs-an-Economic-Punch?utm_source=chatgpt.com
6. **Real Estate's Impact on the Economy by the Numbers: A State-by-State Analysis – NAR**
   https://www.nar.realtor/blogs/economists-outlook/real-estates-impact-on-the-economy-by-the-numbers-a-state-by-state-analysis?utm_source=chatgpt.com
7. **How to Reduce Carbon Emissions and Save Money with Energy Efficiency – Forbes**
   https://www.forbes.com/sites/joanmichelson2/2024/09/22/how-to-reduce-carbon-emissions-and-save-money-with-energy-efficiency/
8. **NorthJersey.com**
   https://www.northjersey.com. source: northjersey.com.
9. **Jersey City to Lower Manhattan Transit Options – Rome2Rio**
   https://www.rome2rio.com/s/Jersey-City/Lower-Manhattan
10. **Inside Jersey City's Thriving Tech Hub: Startups & Success Stories – Nucamp**
    https://www.nucamp.co/blog/coding-bootcamp-jersey-city-nj-inside-jersey-citys-thriving-tech-hub-startups-and-success-stories?utm_source=chatgpt.com
11. **McGinley Square Rental Market Analysis – Zumper**
    https://www.zumper.com/rent-research/jersey-city-nj/mcginley-square?utm_source=chatgpt.com
12. **McGinley Square Re-Emerging as Jersey City's Residential Hub – NJBiz**
    https://njbiz.com/mcginley-square-re-emerging-as-jersey-citys-residential-hub/
13. **Jersey City Housing Shortage – Jersey Digs**
    https://jerseydigs.com/jersey-city-housing-shortage/
14. **Jersey City Named Most Ethnically Diverse City – Thrillist**
    https://www.thrillist.com/news/new-york/jersey-city-most-ethnically-diverse-city-study
15. **Walkability Score for 188 Monticello Ave – Walkscore**
    https://www.walkscore.com/score/188-monticello-ave-jersey-city-nj-07304
16. **Developers Rehabilitating 2 Park Street Bergen-Lafayette Townhouse – Jersey Digs**
    https://jerseydigs.com/developers-rehabilitating-2-park-street-bergen-lafayette-townhouse/

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF CLASS A MEMBERSHIP UNITS IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY OR EVEN MORE. THE PURCHASE OF CLASS A MEMBERSHIP UNITS IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying Class A Membership Units is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guarantees that you will receive distributions, and you might lose some or all of your money.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. The real estate market has been in an upswing for 10 years, suggesting that a downturn might be in the near future.

Risks of Inflation and Rising Interest Rates: During 2022 consumer-level inflation reached levels not seen for 40 years, and the Federal Reserve responded by raising interest rates significantly. Historically, rising interest rates have been associated with lower real estate values because potential buyers cannot afford the higher mortgage payments. In addition, if inflation reduces real wages, it could affect the ability of tenants to pay rent.

Project-Specific Risks:

- Although the project is classified as an "as-of-right" development, meaning it fully complies with existing zoning regulations and does not require any special variances or additional permissions, we have not yet received formal Zoning Approval. This approval is still a necessary step in the process to ensure that all plans are reviewed and officially sanctioned by the zoning department before proceeding further. We expect to get zoning approval by the end of May 2025.

Project Value Could Decline: Factors that could cause the value of the Project to remain stable or decline include, but are not limited to:

- The continuing effects of the COVID-19 pandemic
- Changes in interest rates
- Competition from new and existing properties
- Changes in national or local economic conditions
- Environmental contamination or liabilities
- Changes in the local neighborhood
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects
- Regulatory changes
- Other events outside the Company's control

Non-Paying Tenants: In rental projects, some tenants might simply refuse to pay rent. Others might experience financial difficulties that make it impossible to pay rent. Although we would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely we could recover the damages due to us.

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guaranty that the Project will achieve or sustain the occupancy or rent levels anticipated by our financial models. For example, a deterioration in general economic conditions caused by COVID-19 could put downward pressure on rents and occupancy levels in residential properties or prevent us from raising rents in the future. Similarly, the pandemic has called into question the need for and value of office space, possibly creating downward pressure on commercial valuations. Competition, especially from newer buildings with greater amenities, could have the same effect.

Incomplete Due Diligence: The Manager has performed significant "due diligence" on the Project, meaning it has sought out and reviewed information about the Project. However, due diligence is as much an art as a science. As a practical matter, it is simply impossible to review all of the information about a given piece of real estate and there is no assurance that all of the information the Manager has reviewed is accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, and the Manager cannot verify all the information it receives independently. It is also possible that the Manager will reach inaccurate conclusions about the information it reviews.

Environmental Risks: As part of its due diligence, the Manager will conduct an environmental assessment of the Project. However, no assessment is guaranteed, meaning that we could discover environmental contamination in the Project only after we buy it. Under Federal and State laws, the owner of real estate can be fully liable for environmental cleanup even if the owner did not cause the contamination and had no knowledge of the contamination when it acquired the property.

Liability for Personal Injury: As the owner of rental real estate, the Company will face significant potential liability for personal injury claims, *e.g.*, "slip and fall" injuries. Although the Company expects to carry insurance against potential liability in amounts we believe are adequate, it is possible that the Company could suffer a liability in excess of its insurance coverage.

Limited Warranties from Seller: The Company will likely obtain from the sellers of the Project only very limited warranties. In effect, the Company will buy the Project on an "as is" basis.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if we carry adequate insurance. Climate change has increased the risk of unusual and destructive weather events.

Uninsured Losses: We will try to ensure that the Project is covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If the Project was damaged or destroyed as a result of an uninsured or under-insured risk, the Company could suffer a significant loss.

Need for Additional Capital: The Company might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

Dilution of Ownership Interest: If the Company needs more capital it might sell Class A Membership Units at a lower price than you paid, resulting in "dilution" of your interest.

Operating Expenses: The costs of operating real estate – including taxes, insurance, utilities, and maintenance – tend to move up over time, even if the value of the real estate remains stagnant or declines. The Company will have little or no control over many of its expenses.

ADA Compliance: The Project will be subject to the Americans with Disabilities Act of 1990 (the "ADA"), which requires certain buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can be expensive and burdensome, and the failure to comply could lead to sanctions and expensive delays.

Construction Risks: The Project may require some construction, either ground-up construction or expensive renovations and/or modifications. Any construction project involves risk, including the risk of delays, cost overruns, unavailable materials, labor shortages or unrest, of inclement weather, and construction-site injuries, among others.

Real Estate is Illiquid: Real estate is illiquid, meaning it is harder to sell than other kinds of assets, like publicly traded stocks. There is no guaranty that we will be able to sell the Project when we want or need to sell it. In fact, the overall economic conditions that might cause us to want or need to sell the Project – a prolonged market downturn, for example – are generally the same as those in which it would be most difficult to sell it.

Risks of Relying on Third Parties: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third-party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (*e.g.*, arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying Class A Membership Units only if you are willing to entrust all aspects of the Company's business to the Manager.

Reliance on Management Team: The Manager is a small company, with a small management team. If any of our principals were to die, become seriously ill, or leave, it could damage our prospects.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe rents will increase" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe rents will increase" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Market for the Class A Membership Units; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Class A Membership Units:

- There will be no public market for your Class A Membership Units, meaning you could have a hard time finding a buyer.
- By law, you may not sell your Class A Membership Units for one year except in limited circumstances (*e.g.*, to accredited investors or back to the Company).
- Under the LLC Agreement, the Class A Membership Units may not be transferred without the Manager's consent that such transfer complies with securities laws and such Manager may require you to provide an opinion of counsel that such transfer complies with state and federal securities laws.
- The Manager has the right to impose conditions on the sale of Class A Membership Units, and these conditions might not be acceptable to you.
- If you want to sell your Class A Membership Units, the Manager has a first right of refusal to buy them.

Taking all that into account, you should plan to own your Class A Membership Units until the Project is sold.

No Registration Under Securities Laws: Neither the Company nor the Class A Membership Units will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Class A Membership Units are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Class A Membership Units are being offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and the Project, we will not provide nearly all of the information that would be required of a public reporting company.

Reduction in Your Subscription: If we receive subscriptions from accredited investors for more than the total amount we are trying to raise in this Offering, we have the right to (1) increase the amount of money we are raising, (2) reject some of the subscriptions, or (3) reduce subscriptions. Thus, you could end up with fewer Class A Membership Units than you intended, or none at all.

Lack of Cash to Pay Tax Liabilities: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Project will "pass through" the Company and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the Company taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For example:

- It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, the Company is only one of the businesses our team will manage.

- It is possible that our Manager will be involved with real estate projects that are competitive with the Project, directly or indirectly.

- The fees to be paid by the Company to the Manager and its affiliates were established by the Manager and were not negotiated at arm's length.

The Subscription Agreement Limits Your Rights: The Subscription Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Class A Membership Units:

- In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Hudson County, New Jersey, which might not be convenient for you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The LLC Agreement Limits Investor Rights: The LLC Agreement limits your rights in some important respects. For example:

- The LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreement waives any "fiduciary duties" the Manager would otherwise owe to Investors.

- The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

- You waive your right to have the Company dissolved by a court.

- Disputes under the LLC Agreement will be governed by Delaware law and handled in Delaware courts.

- The LLC Agreement restricts your right to sell or otherwise transfer your Class A Membership Units.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.

Risks Associated with Qualified Opportunity Zone Funds

The Company Might Fail to Qualify for Tax Benefits: The rules governing QOZFs are very complicated and technical, and it is possible that the Company would inadvertently fail to qualify. In this case, some or all of the tax benefits anticipated for Investors could be lost.

The Company Might be Paying Too Much for the Project: By conferring tax benefits on projects located in qualified opportunity zones, the 2017 tax law made those projects inherently more valuable, and thus more expensive, than projects not located in qualified opportunity zones. Thus, it is possible that even if an investor obtains all of the potential tax benefits associated with the Project, he or she will be no better off than if he or she had invested in a project not located in a qualified opportunity zone. In fact, when the tax benefits lapse, it might depress the value of the Project.

Tax Laws Might Change: Tax laws can change at any time, and these changes can be retroactive. It is possible that the laws would be changed in a manner that reduces or eliminates the tax benefits that we currently anticipate from establishing a QOZF.

Company Might Sell the Project: To obtain all of the tax advantages associated with qualified opportunity zone funds, the Company will be required to hold the Project for at least 10 years. If the Manager decides to sell the Project before it has been held for 10 years – a decision that could make economic sense – some of the tax benefits anticipated by Investors would be lost.

Extended Holding Period: To obtain all of the tax advantages associated with QOZFs, an Investor will be required to hold his or her investment in the Company for at least 10 years. Ten years is a long investment horizon. Among other things, a divorce, the loss of a job, or another life-changing event could make an Investor want to sell his or her LLC Interest in the Company to generate cash (liquidity). Even if the Investor were able to sell his or her LLC Interest, he or she would lose significant tax benefits.

Risks Associated with Early Stage Companies

Early-Stage Companies Face Significant Challenges. The Company is an early-stage Company, and like all early-stage companies faces significant challenges, including:

- Understanding the marketplace and accurately identifying opportunities for growth
- Developing its products and services
- Developing its brands
- Responding effectively to the offerings of existing and future competitors
- Attracting, retaining, and motivating qualified executives and personnel
- Implementing business systems and processes, including technology systems
- Raising capital
- Controlling costs
- Managing growth and expansion
- Implementing adequate accounting and financial systems and controls
- Dealing with adverse changes in economic conditions

Unfortunately, the reality is that many early-stage companies never overcome these challenges, and there is no guarantee that the Company will prove to be an exception.

We Expect to Experience Operating Losses for the Foreseeable Future. We expect to experience losses, not profits, for the foreseeable future, as we develop our products and services and build out our operations.

Accurately Assessing the Value of A Private Start-Up Company Is Difficult. Putting a value on a security issued by privately held startup or early-stage Company is extremely difficult. The price of our securities was determined arbitrarily and bears no relationship to established criteria of value such as the assets, earnings, or book value of the Company.

Lack of Professional Management. The Company is managed by its founders, Cyrus Coleman and Adewale Agboola. Messrs Coleman and Agboola do not have significant management training or experience.

Lack of Access to Capital. As a small business, the Company has very limited access to capital. If we need more capital in the future, as we probably will, there is no guarantee we will be able to find it.

Limited Products and Services. The Company offers only a limited number of [products] [services], making it vulnerable to changes in technology and/or customer preferences.

Limited Distribution Channels. An early-stage Company can find it very difficult to penetrate established distribution channels. For example, a small Company with only one or two products will find it very difficult to get into large retailers like Walmart.

Lack of Accounting Controls. Larger companies typically have in place strict accounting controls to prevent theft and embezzlement. In contrast, our Company has only limited controls.

Unproven Business Models. Our Company is trying to introduce what is effectively an entirely new [product] [service]. If we are successful, the rewards could be significant. But consumer behavior is very difficult to change, and successful business models are very difficult to build. There is no guaranty that consumers will embrace our new model.

No Ongoing Distributions. We do not intend to pay dividends for the foreseeable future. Instead, we will invest our profits back into the business.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Cyrus Coleman and Adwale Agboola will manage all aspects of the Company and its business. Furthermore, if Mr. Coleman, Mr. Agboola or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its

products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be “hacked,” leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn’t know enough about insurance, because we can’t afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.
- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.
- You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first. You might buy equity hoping the Company will be the next Facebook but face the risk that it will be the next Theranos.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To

put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.
PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.

EXHIBIT C: REG CF INVESTMENT AGREEMENT

NUIC-MONTICELLO QOF, LLC

This is an Investment Agreement, entered into on __________________ by and between NUIC-Monticello QOF, LLC (the "Company") and ___________________________ ("Purchaser").

Background

I. The Company is offering for sale certain of its securities on www.SmallChange.co (the "Platform").

II. The Company and its members are parties to an agreement captioned "NUIC-Monticello QOF, LLC" (the "LLC Agreement").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). In addition, the Company is sometimes referred to in this Investment Agreement using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2. **Purchase of Shares**.

2.1. **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company a limited liability company interests designated as ___________ [Number of Shares] "Class A Membership Units" for _____________ [Purchase Price] (the "Shares").

2.2. **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we have the unilateral right to, and may, reduce your subscription and therefore the amount of your Shares. We will notify you promptly if this happens.

3. **Right to Cancel**. Once you sign this Investment Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to forty-eight (48) hours before the closing of the offering, or (ii) if there is a material change in the offering.

4. **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **Your Shares**. You will not receive a paper certificate representing your Shares. Instead, your Shares will be available electronically.

6. **Your Promises**. You promise that:

6.1. **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2. **Review of Information**. You have read all of the information in the Disclosure Document and its Exhibits, including the LLC Agreement.

6.3. **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4. **Third Party Account**. You understand that your money will first be held in an account in one or more third-party financial institutions. If any of these financial institutions became insolvent your money could be lost.

6.5. **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6. **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7. **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

6.8. **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

6.9. **No Transfer**. You understand that securities laws limit transfer of the Shares. Finally, there is currently no market for the Shares, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Shares indefinitely.

6.10. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11. **Tax Treatment**. We have not promised you any particular tax outcome from buying, holding or selling the Shares.

6.12. **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13. **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

6.14. **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" any part of them.

6.15. **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16. **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

6.17. **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18. **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19. **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

6.20. **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21. **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22. **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23. **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24. **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then you represent that (i) the offer and sale of stock is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1. **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3. **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

6.26.5. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

8. **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for them.

9. **Execution of LLC Agreement**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

10. **Governing Law**. Your relationship with us shall be governed by the internal laws of the State of Delaware, without considering principles of conflicts of law.

11. **Arbitration**.

11.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares (but not your ownership of Shares or the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the LLC Agreement will be handled in the manner described in the LLC Agreement.

11.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Hudson County, New Jersey,, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3. **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a

named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13. **Notices**. All notices between us will be electronic. You will contact us by email at info@nuicdevelopment.com. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16. **Effect of Acceptance**. Even when we accept your subscription by countersigning below, you will not acquire the Shares until and unless we have closed on the Offering, as described in the Disclosure Document.

17. **Miscellaneous Provisions**.

17.1. **No Transfer**. You may not transfer your rights or obligations.

17.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3. **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

17.4. **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5. **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: ___________________

Investor Signature

ACCEPTED: NUIC-Monticello QOF, LLC

By: NUIC Development.

By: __________________________

Daniel J. Mirabel, Manager

EXHIBIT D: LLC AGREEMENT

LIMITED LIABILITY COMPANY AGREEMENT

NUIC-MONTICELLO QOF, LLC

This is an Agreement, entered into and effective on 4/10/2025, by and among NUIC-Monticello QOF LLC, a Delaware limited liability company (the "Company"), Northern United International Corp (referred to as "NUIC") a New Jersey corporation (the "Manager"), and the persons who purchase Class A Membership Units and Class B Membership Units following the date of this Agreement (the "Members"), which may include the Manager and its affiliates. The persons holding Class A Membership Units shall be referred to as "Class A Members," the persons holding Class B Membership Units shall be referred to as "Class B Members," and the persons holding Class C Membership Units shall be referred to as "Class C Members." The Class A Members, Class B Members, Class C Members, and the Manager are sometimes collectively referred to as the "Members" in this Agreement.

Background

The Members own all of the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. §18-101(9).

The Company was formed to (i) acquire an interest in 188 Monticello LLC (the "Project Entity"), a Qualified Opportunity Zone Business as defined in as defined in § 1400Z-2 of the Internal Revenue Code (a "QOZB"); and (ii) to be and at all times remain a Qualified Opportunity Fund as defined in Internal Revenue Code § 1400Z-2(d)(1) (a "QOF");

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1. ARTICLE ONE: CONTINUATION OF LIMITED LIABILITY COMPANY

1.1. **Continuation of Limited Liability Company**. The Company has been formed in accordance with and pursuant to the Delaware Limited Liability Company Act (the "Act") for the purpose set forth below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2. **Name**. The name of the Company shall be "NUIC-Monticello QOF LLC", and all its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3. **Purpose**. The purpose of the Company shall be to:

1.3.1. Acquire an interest in the Project Entity, ensure the Project Entity maintains its status as a QOZB, and to be the Manager of the project Entity, as described more fully in the _________________ [Disclosure Packet or Form C] of the Company dated ________________ and available on www.smallchange.co, as amended (the "Disclosure Document"), and engage in any other business in which limited liability companies may legally engage under the Act. In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.3.2. to be and at all times remain a Qualified Opportunity Fund as defined in Internal Revenue Code § 1400Z-2(d)(1) as may be amended from time to time and shall comply with all regulations promulgated thereunder and requirements contained therein (collectively the "QOF Regulations"); and

1.4. **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2. **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1. **Contributions of Members.** Only Class A Members and Class B Members shall be required to contribute capital to the Company. Class C Members shall not be required to make any Capital Contributions. The Manager shall not be required to contribute to the Company unless, and to the extent that, it chooses to become a Class A Member or Class B Member and make contributions as such. The capital contributions of Members are referred to in this Agreement as "Capital Contributions."

2.2. **Capital Calls**.

2.2.1. **Other Required Contributions**. Except as provided in section 2.1, no Member shall be obligated to contribute any capital to the Company. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3. **Loans**.

2.3.1. **In General**. The Manager or its affiliates may, but shall not be required to, lend money to the Company in the Manager's sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company ("Member Loans") shall bear interest at the higher of (i) the prime rate of interest designated in the Wall Street Journal on any date within ten (10) days of the date of the loan, plus four (4) percentage points; or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be

evidenced by one or more promissory notes.

2.3.2. **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4. **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1. No Member shall be required to contribute any additional capital to the Company;

2.4.2. No Member may withdraw any part of his, her, or its capital from the Company;

2.4.3. No Member shall be required to make any loans to the Company;

2.4.4. Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Membership Units owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5. No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6. Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.4.7. No Member shall be liable to any other Member for the return of his, her, or its capital.

2.5. **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3. ARTICLE THREE: MEMBERSHIP UNITS AND CAPITAL ACCOUNT

3.1. **Membership Units**. As of the date of this Agreement, the limited liability company interests of the Company shall be denominated by Seven Hundred Fifty Seven Thousand Five Hundred (757,500) total "Membership Units," of which Six Hundred and Fifty Thousand (650,000) Membership Units shall be denominated as "Class A Membership Units," One Hundred Thousand (100,000) Membership Units shall be denominated as "Class B Membership Units," and the remaining Seventy Five Hundred (7,500) Membership Units shall be denominated as "Class C Membership Units." All of the Class A Membership Units shall be owned by the Class A Members, all of the Class B

Membership Units shall be owned by the Class B Members, and all of the Class C Membership Units shall be owned by the Manager. Company, based on the total number of issued and outstanding membership units.

3.1.1. The Membership Percentages for Class A and Class B Members shall be calculated based on their pro-rata contributions to the Company, as determined by their respective Membership Units relative to the total number of Membership Units issued and outstanding at any given time.

3.2. **Certificates**. The Membership Units of the Company shall not be evidenced by written certificates unless the Manager determines otherwise. If the Manager determines to issue certificates representing Interests, the certificates shall be subject to such rules and restrictions as the Manager may determine.

3.3. **Registry of Membership Units**. The Company shall keep or cause to be kept on behalf of the Company a register of the Members of the Company. The Company may, but shall not be required to, appoint a transfer agent registered with the Securities and Exchange Commission as such.

3.4. **Tokenization of Membership Units**. The Manager may, but shall not be required to, cause some or all the Membership Units to be represented as "tokens" using blockchain technology, with such features and attributes as the Manager may determine from time to time in its sole discretion. Each Member shall execute such documents and instruments as the Manager may reasonably request in connection with the "tokenization" of the Membership Units.

3.5. **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his, her, or its Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4. ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS

4.1. **Definitions**.

4.1.1. "Capital Transaction" means any sale, refinancing, or other transaction customarily considered as capital in nature with respect to the Property.

4.1.2. "Net Capital Proceeds" means the proceeds from a Capital Transaction (including proceeds from condemnation or insurance from damage or destruction to the extent not reinvested, other than business interruption or rental loss insurance proceeds) minus (i) the expenses the Company incurs with respect to the Capital Transaction, (ii) any repayments of debt made in connection with the

Capital Transaction, (iii) brokerage commissions, (iv) other costs customarily taken into account in calculating net proceeds, and (v) amounts added to Reserve Accounts.

4.1.3. "Operating Cash Flow" means cash flow from the ordinary rental operations of the Property (not from Capital Transactions), as determined in the sole discretion of the Manager, taking into account all revenue and all expenses of the Company and any additions to or withdrawals from Reserve Accounts.

4.1.4. "Preferred Return" means, with respect to each Class A Member and Class B Member, a cumulative, non-compounded return of 7% per year on such Member's Unreturned Investment, measured from the date the Member's Capital Contribution was released from escrow and transferred to the Company's account.

4.1.5. "Reserve Accounts" means accounts established and maintained by the Company to fund anticipated cash needs.

4.1.6. "Unreturned Investment" means, with respect to any Class A Member or Class B Member, the amount of such Member's Capital Contribution reduced by the aggregate amount of any distributions such Member has received pursuant to Section 4.2.2(d).

4.2. **Distributions**.

4.2.1. **Distributions of Operating Cash Flow**. Within thirty (30) days after the end of each calendar quarter or at such other times as the Manager shall determine, the Company shall distribute its Operating Cash Flow:

(a) First, in the event that any Member has, or Members have made a Member Loan to the Company, to all such Members, pro rata in proportion to the amount of the Member Loans they have made to the Company, until all such Member Loans and all interest accrued thereon are repaid in full;

(b) Second, to all Class A and Class B Members until each Class A and B Member has received his, her, or its Preferred Return accrued through the date of distribution;

(c) Then, to all Class A and B Members in proportion to each Class A and B Member's Unreturned Investment, until the Unreturned Investment of all Class A Members has been reduced to zero;

(d) Fifth, 100% to the Class A, B and C Members allocated pro rata based on their respective Member Percentages.

4.2.2. **Distributions of Net Capital Proceeds**. Within thirty (30) days after a Capital Transaction or at such other times as the Manager shall determine, the Company shall distribute its Net Capital Proceeds:

(a) First, in the event that any Member has, or Members have made a Member Loan to the Company, to all such Members, pro rata in proportion to the amount of the Member Loans they have made to the Company, until all such Member Loans and all interest accrued thereon are repaid in full;

(b) Second, to all Class A and Class B Members until each Class A and B Member has received his, her, or its Preferred Return accrued through the date of distribution;

(c) Then, to all Class A and B Members in proportion to each Class A and B Member's Unreturned Investment, until the Unreturned Investment of all Class A Members has been reduced to zero;

(d) Fifth, 100% to the Class A, B and C Members allocated pro rata based on their respective Member Percentages.

4.2.3. **Distributions to Fund Tax Liability**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.1. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to section 4.1, then subsequent distributions shall be adjusted accordingly.

4.2.4. **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.2.5. **Reinvestments**. Notwithstanding section 4.1.2 and section 4.1.3, the terms "Net Capital Proceeds" and "Operating Cash Flow" does not include any amounts the Manager elects in reinvest in the Property.

4.2.6. **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits or wire transfers into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions or wire transfers into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.2.7. **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or

not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.3. **Allocations of Profits and Losses**.

4.3.1. **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he or it is allocated, and (B) the cash profits he or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, follow the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.3.2. **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.3.3. **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.3.4. **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.3.5. **Pre-distribution Adjustment**. In the event property of the Company is distributed to

one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5. ARTICLE FIVE: MANAGEMENT

5.1. Management by Manager.

5.1.1. **In General**. The business and affairs of the Company shall be directed, managed, and controlled by NUIC as the "manager" within the meaning of 6 Del. C. §18-101(12). In that capacity NUIC is referred to in this Agreement as the "Manager."

5.1.2. **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3. **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) determine and adjust the price of and B Membership Units from time to time; (ii) issue Class A and B Membership Units to any person for such consideration as the Manager maybe determine in its sole discretion, and admit such persons to the Company as Class A or B Members; (iii) make all decisions concerning the Property; (iv) engage the services of third parties to perform services; (v) enter into joint ventures, leases and any other contracts of any kind; (vi) incur indebtedness, whether to banks or other lenders; (vii) determine the amount and the timing of distributions; (ix) determine the information to be provided to the Members; (x) grant mortgage, liens, and other encumbrances on the assets of the Company and the Property; (xi) make all elections under the Code and State and local tax laws; (xii) file and settle lawsuits; (xiii) file a petition in bankruptcy; (xiv) discontinue the business of the Company; (xv) sell all or any portion of the assets of the Company or the Property; and (xvi) dissolve the Company.

5.1.4. **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.1.5. **Reliance by Third Parties**. Anyone dealing with the Company shall be entitled to assume

that the Manager and any officer authorized by the Manager to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager or any officer as if it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-à-vis a third party, that such third party should not have relied on the apparent authority of the Manager or any officer authorized by the Manager to act on behalf of and in the name of the Company, nor shall anyone dealing with the Manager or any of its officers or representatives be obligated to investigate the authority of such person in a given instance.

5.2. **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.3. **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.4. **Officers**. The Manager may, from time to time, designate officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.5. **Formation Expenses**. The Company shall reimburse the Manager for the cost of forming the Company and offering Class A and B Membership Units to investors, including legal and accounting expenses.

5.6. **Compensation of Manager and Affiliates**.

5.6.1. **Payment of Fees.** All fees paid to the Manager, including but not limited to management fees, development fees, acquisition fees, disposition fees, or any other fees arising from the Company's operations or agreements, shall be paid directly to Northern United International Corp (referred to as "NUIC"). These fees are also enumerated in the Project Entity's Operating Agreement to ensure there is no duplication or double charging. The Manager will only collect fees as expressly stated in these agreements, and no additional fees will be imposed without prior written consent from the Members.

5.6.2. **Property Management Fee**. The Manager shall designate the Property Manager, which initially shall be Northern United International Corp, and the Property Manager shall be paid a Property Management Fee equal to five percent (5%) of the income paid to the Company from all sources which will be payable Monthly within ten (10) days after the end of each month in each Fiscal Year from Available Cash; provided, however, that in all events such Person shall be subject to the supervision and control of the Manager.

5.6.3. **Financing Fee.** The Manager shall receive a financing fee equal to one percent

(1.0%) of any amount financed in connection with any Third-Party Financing secured from a third-party lender with respect to the Property or the Company, which shall be paid promptly after the closing of each Third-Party Financing.

5.6.4. **Asset Management Fee**. The Manager shall retain an asset manager, who may be the Manager and pay the asset manager an Asset Management Fee equal to two percent (2%) of the aggregate Capital Contributions which will be payable quarterly in advance from Available Cash. If requested by a lender, the Manager agrees to and will subordinate the payment of such Asset Management Fee to the debt service payments and any reserves required pursuant to any Third-Party Financing or defer the payment of such Asset Management Fee, which shall be paid Monthly.

5.6.5. **Acquisition Fee**. The Company shall pay an Acquisition Fee to the Manager equal to one percent (1%) of the Purchase Price of the property acquired by the Company.

5.6.6. **Disposition Fee**. The Manager shall receive a disposition fee (the "Disposition Fee") in an amount equal to up to one percent (1.0%) of the gross proceeds of any sale, transfer or other disposition of the Property minus (y) any amounts paid by the Property Owner or the Company to real estate broker in accordance with a written agreement in connection with such sale, transfer or other disposition, provided that the Disposition Fee shall be paid as a closing cost solely from the Capital Proceeds attributable to such sale, transfer or disposition if and solely to the extent Capital Proceeds are available after the balance of Unreturned Capital Contributions of each Class "A" Member has been reduced to zero.

5.6.7. **Development Management Fee**. In addition to the other amounts payable to the Manager or its affiliates elsewhere in this Agreement, the Company shall pay to the Manager (or to its designee as directed in writing by the Manager) A project development and construction fee (the "Development Fee") in the amount of five percent (5%) of all development, hard costs of construction, interest, additional plans, permits and any and all other development and construction costs incurred before or after the formation of the Company related to its Business Purpose, including its formation costs and all costs associated with the acquisition of the Property (including the purchase price for the Property). The Development Fee shall be paid monthly as the costs are incurred. If requested by a lender, the Manager agrees to and will subordinate the payment of such Development Fee to the debt service payments and any reserves required pursuant to any Third-Party Financing or defer the payment of such Development Fee. The Development Fee shall be paid monthly.

5.6.7.a.1.A.I.1. For purposes of this Agreement, **"Available Cash"** means the **net cash flow of the Company** after deducting: (i) **all operating expenses**, (ii) **debt service payments**, (iii) **reserves for anticipated expenses, capital improvements, or contingencies** as determined by the **Manager** in its sole

discretion, and (iv) any other amounts deemed necessary by the **Manager** to operate the **Property** or protect the Company's financial stability.

5.6.8. **Other Compensation**. The Manager and its affiliates may be engaged to perform other services on behalf of the Company and shall be entitled to receive compensation for such services provided that such compensation is (i) fair to the Company, (ii) consistent with the compensation that would be paid between unrelated parties, and (iii) promptly disclosed to all of the Members.

5.7. **Removal of Manager**.

5.7.1. **In General**. The Manager may be removed by the affirmative vote of Class A and B Members holding 100% of the total number of Class A and B Membership Units then issued and outstanding (a "Super Majority Vote"), but only if the Class A and B Members have "cause" to remove the Manager, as defined in section 5.7.3, and follow the procedure set forth in section 5.7.2.

5.7.2. **Procedure.**

(a) **Notice and Response.** A Class A and B Member who wishes to remove the Manager and believes there is "cause" for doing so within the meaning of section 5.7.3 shall notify the Manager, referencing this section 5.7 and setting forth in detail the reasons for his, her, or its belief. Within thirty (30) days after receiving such a notice, the Manager shall respond by acknowledging the receipt of the notice and (i) stating that the Manager does not believe there is merit in the Class A and or B Member's allegations, (ii) explaining why the Manager does not believe "cause" exists for removal, or (iii) stating that while "cause" may exist for removal, the Manager does not believe removal would be in the best interest in the Company. If the Manager fails to respond, the Manager shall be deemed to have stated that it does not believe there is merit in the Class A and or B Member's allegations. In the event the Class A or B Member communicates with any third party concerning his request for removal, including any other Class A or B Member but not including his, her, or its own legal counsel, he, she, or it shall include a copy of the Manager's response. The failure of the Manager to include in its response any defense, facts, or arguments shall not preclude the Manager from including such defense, facts, or arguments in subsequent communications or proceedings.

(b) **Vote.** After following the procedure described in section 5.7.2(a), Class A and or B Members owning at least twenty five percent (25%) of the Class A and or B Membership Units then issued and outstanding (the "Dissident Members") may call for a vote of the Class A and or B Members. The Manager and a single representative chosen by the Dissident Members shall cooperate in sending to all Class A and or B Members a package of materials bearing on whether "cause" exists under section 5.7.3 and whether it is in the best interest of the Company to remove the Manager, and a vote shall be taken by electronic means, with responses due within thirty (30) days. The failure of the Manager or the

Dissident Members to include in this package any defense, facts, or arguments shall not preclude them from including such defense, facts, or arguments in subsequent communications or proceedings.

(c) **Arbitration.** In the event of a Super Majority Vote to remove the Manager within the thirty (30) day period described in section 5.7.2(b), then the question as to whether "cause" exists to remove the Manager shall be referred to a single arbitrator in arbitration proceedings held in Wilmington, Delaware in conformance with the then-current rules and procedures of the American Arbitration Association. The removal of the Manager shall not become effective until the arbitrator determines that "cause" exists; the decision of the arbitrator shall be binding and non-appealable. In the event there is no Super Majority Vote to remove the Manager within the thirty (30) day period described in section 5.7.2(b), then the Manager shall not be removed and no subsequent proceeding to remove the Manager shall be held with respect to substantially similar grounds.

(d) **Cause Defined**. For purposes of this section 5.7, "cause" shall be deemed to exist if any only if:

(1) **Uncured Breach**. The Manager breaches any material provision of this Agreement and the breach continues for more than (30) days after the Manager has received written notice, or, in the case of a breach that cannot be cured within thirty (30) days, the Manager fails to begin curing the breach within thirty (30) days or the breach remains uncured for ninety (90) days; or

(2) **Bankruptcy**. The Manager makes a general assignment for the benefit of its creditors; or is adjudicated a bankrupt; or files a voluntary petition in bankruptcy; or files a petition or answer seeking reorganization or an arrangement with creditors, or to take advantage of any insolvency, readjustment of loan, dissolution or liquidation law or statute; or an order, judgment, or decree is entered without the Manager's consent appointing a receiver, trustee or liquidator for the Manager; or

(3) **Bad Acts**. The Manager engages in willful misconduct or acts with reckless disregard to its obligations, in each case causing material harm to the Company, or engages in bad faith in activities that are beneficial to itself and cause material harm to the Company, and the individual responsible for such actions is not terminated within thirty (30) days after the Manager becomes aware of such actions.

(e) **No Effect on Ownership**. The removal of the Manager pursuant to this section 5.7 shall not affect its ownership of Class A, B or C Membership Units.

5.8. **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney in fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the

previous sentence.

5.9. **Maintenance of Qualified Opportunity Fund Status.** Defined Terms used in this Section 5.9 and not otherwise defined shall bear the meanings set forth in Article 13 hereof. The Manager shall make all commercially reasonable efforts to ensure that the Company, at all times, complies with the QOF Regulations, including without limitation, the following:

5.9.1. The requirement that the QOF hold ninety percent (90%) of its assets as Qualified Opportunity Zone Property. It is anticipated that the Company will meet this requirement through its acquisition of membership interests in the Project Entity, which membership interests shall constitute Qualified Opportunity Zone Property. If the Company disposes of its interests in the Project Entity, the Manager shall identify and cause the Company to obtain replacement Qualified Opportunity Zone Property prior to the following bi-annual testing date set forth in the QOF Regulations.

5.9.2. Cause the Company or the Project Entity, as applicable, to take any actions required in order to take advantage of so called "Working Capital Safe Harbor" set forth in the QOF Regulations, meaning the Manager shall:

(a) Designate in writing all amounts of working capital required for the acquisition, construction, and/or substantial improvement of the tangible property owned by the Project Entity, as defined in section 1400Z-1(a).

(b) Create a reasonable written schedule consistent with the ordinary start-up of a trade or business for the expenditure of the working capital assets. Under the schedule, the working capital assets must be spent within 31 months of the receipt by the business of the assets and retain appropriate records of such schedule.

(c) Ensure the aforementioned working capital assets are actually used in a manner that is substantially consistent with paragraphs (1) and (2).

5.9.3. Cause the Company or Project Entity to take such actions as required by the QOF Regulations to pass the so-called "substantial improvement" test, during any 30-month period beginning after the date of acquisition of such property, additions to basis with respect to such property in the hands of the qualified opportunity fund exceed an amount equal to the adjusted basis of such property at the beginning of such 30-month period in the hands of the qualified opportunity fund or such other meaning set forth in Internal Revenue Code § 1400Z-2(d)(2)(D)(ii) as may be amended from time to time.

5.9.4. Cause the Company to, upon the receipt of proceeds from the return of capital or the sale or disposition of some or all of its qualified opportunity zone property within the meaning of section 1400Z-2(d)(2)(A):

(a) to reinvest some or all of such proceeds in qualified opportunity zone property by the last day of the 12-month period beginning on the date of the distribution, sale, or disposition; and

(b) to ensure all such proceeds, to be so reinvested in accordance with the QOF Regulations, so as to be treated as qualified opportunity zone property for purposes of the 90-percent asset test in section 1400Z-2(d)(1); and

(c) to ensure that at or prior to such reinvestment in qualified opportunity zone property the proceeds are continuously held in cash, cash equivalents, or debt instruments with a term of 18 months or less.

5.9.5. If reinvestment of the proceeds is delayed by waiting for governmental action the application for which is complete, to appropriately document and retain records of such delay so that such delay does not cause a failure of the 12-month requirement.

5.9.6. Take such actions on behalf of the Company as the Manager deems necessary to ensure the Project Entity at all times remains a Qualified Opportunity Zone Business within the meaning of the QOF Regulations.

6. ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY

6.1. **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise. Without limiting the preceding sentence, the Members acknowledge that the Manager and/or its affiliates intend to sponsor, manage, invest in, and otherwise be associated with other entities and business investing in the same assets class(es) as the Company, some of which could be competitive with the Company. No Member shall have any claim against the Manager or its affiliates on account of such other entities or businesses.

6.2. **Exculpation and Indemnification**

6.2.1. **Exculpation**.

(a) **Covered Persons**. As used in this section 6.2, the term "Covered Person" means (i) the Manager and its affiliates, (ii) the members, managers, officers, employees, and agents of the Manager and its affiliates, and (iii) the officers, employees, and agents of the Company, each acting within the scope of his, her, or its authority.

(b) **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person, including actions taken or omitted to be taken under this Agreement, in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2. **Liabilities and Duties of Covered Persons**.

(a) **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3. **Indemnification**.

(a) **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company, including pursuant to the Management Agreement; provided, that (i) such Covered Person acted in good faith and in a manner

believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d) **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f) **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4. **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5. **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3. **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Class A or B Member shall divulge to any person or entity, or use for his, her, or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that a Class A or B Member is required to disclose by legal process.

7. ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT

7.1. **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2. **Books and Records of Account**. The Company shall keep at its principal office books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3. **Financial Statements and Reports**. Within a reasonable period after the close of each fiscal quarter, the Company shall furnish to each Member with respect to such fiscal quarter (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, and the manner in which it was distributed (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such additional information as may be required by law. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member the same information, but

for the entire fiscal year, as well as such information as may be required for each Member to file his, her, or its tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects or the law so requires.

7.4. **Right of Inspection**.

7.4.1. **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.4.2. **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.4.3. **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.4.4. **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a) No Member shall have a right to a list of the Class A or B Members or any information regarding the Class A or B Members.

(b) Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c) No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d) No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e) Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f) A representative of the Company may be present at any inspection of the Company's books and records.

(g) If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requesting Members.

(h) The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.5. **Tax Matters**.

7.5.1. **Designation**. The Manager shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.5.2. **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.5.3. **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.5.4. **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax

deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.5.5. **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8. ARTICLE EIGHT: TRANSFERS OF MEMBERSHIP UNITS

8.1. Transfers by Class A and Class B Members.

8.1.1. **In General**. A Class A and Class B Member (a "Transferor") may not sell, transfer, dispose of, or encumber (each, a "Transfer") any of his, her, or its Class A and Class B Membership Units (the "Transferred Membership Units"), without or without consideration, except as set forth in this Article Eight. Any attempted sale, transfer, or encumbrance not permitted in this Article Eight shall be null and void and of no force or effect.

8.1.2. **In General**. A Class B Member (a "Transferor") may not sell, transfer, dispose of, or encumber (each, a "Transfer") any of his, her, or its Class A and Class B Membership Units (the "Transferred Membership Units"), without or without consideration, except as set forth in this Article Eight. Any attempted sale, transfer, or encumbrance not permitted in this Article Eight shall be null and void and of no force or effect.

8.1.3. **First Right of Refusal**.

(a) **In General**. In the event a Class A Member or Class B Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Class A Membership Units or Class B Membership Units (the "Transfer Membership Units"), then he, she, or it shall notify the Manager, specifying the Membership Units to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice, the Manager shall notify the Selling Member whether the Manager or a person designated by the Manager elects to purchase the entire Transfer Membership Units on the terms set forth in the Sales Notice.

(b) **Special Rules**. The following rules shall apply for purposes of this section:

(1) If the Manager elects not to purchase the Transfer Membership Units or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2) If the Manager elects to purchase the Transfer Membership Units, it shall do so within thirty (30) days.

(3) If the Manager elects not to purchase the Transfer Membership Units, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradable securities to deferred payment obligations or non-tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4) If the Manager elects to purchase the Transfer Membership Units in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Manager shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Manager shall have the effect of a binding definitive agreement. If the Selling Member and the Manager are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.4. **Application to Entities**. In the case of a Class A or B Member that is a Special Purpose Entity, the restrictions set forth in section 8.1.1 and section 8.1.2 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.5. **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1.1 and section 8.1.2:

(a) A transfer to or for the benefit of any spouse, child or grandchild of a Transferor who is an individual, or to a trust for their exclusive benefit;

(b) Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c) The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation) to a third party;

provided, however, that in the case of a transfer pursuant to section 8.1.4(a) (i) the Transferred Membership Units shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the Transferred Membership Units shall not thereafter be transferred further in reliance on section 8.1.4(a).

8.1.6. **Rights of Assignee**. Until and unless a person who is a transferee of Class A and Class B Membership Units is admitted to the Company as a Class A and Class B Member pursuant to section 8.1.6 below, such transferee shall be entitled only to the allocations and distributions with respect to the Transferred Membership Units in accordance with this Agreement and, to the fullest extent permitted by applicable law, including but not limited to 6 Del. C. §18-702(b), shall not have any non-economic rights of a Member of the Company, including, without limitation, the right to require any information on account of the Company's business, inspect the Company's books, or vote on Company matters.

8.1.7. **Conditions of Transfer.** A transferee of Transferred Membership Units pursuant to Section 8.1 shall have the right to become a Class A Member or Class B Member pursuant to 6 Del. C. §18-704 if and only if all of the following conditions are satisfied:

(a) The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions;

(b) A fully executed and acknowledged written transfer agreement between the Transferor and the transferee has been filed with the Company;

(c) All costs and expenses incurred by the Company in connection with the transfer are paid by the transferor to the Company, without regard to whether the proposed transfer is consummated; and

(d) The Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities Act of 1933 or any applicable state securities laws, (ii) the transfer will not require the Company or the Manager to register as an investment company under the Investment Company Act of 1940, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; *provided*, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

8.1.8. **Admission of Transferee**. Any permitted transferee of Class A and Class B Membership Units shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.2. **Death, Disability, Etc.** Upon the death, bankruptcy, disability, legal incapacity, legal dissolution, or any other voluntary or involuntary act of a Class A Member or Class B Member, neither the Company nor the Manager shall have the obligation to purchase the Class A Membership Units or Class B Membership Units owned by such Member, nor shall such Class A Member or Class B Member

have the obligation to sell his, her, or its Membership Units. Instead, the legal successor of such Member shall become an assignee of the Class A Member or Class B Member pursuant to Section 9.1.5, subject to all of the terms and conditions of this Agreement.

8.3. **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his, her, or its Membership Units.

8.4. **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

8.5. **Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the issued and outstanding Membership Units of the Company or, alternatively, all of the issued and outstanding Class A Membership Units or Class B Membership Units, then, upon notice of the sale or other disposition, each Member, or each Class A Member or Class B Member, shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition:

(a) If the sale or other disposition is to the Manager or any person related to the Manager, the selling price shall not be less than the amount the selling Members, Class A Members, or Class B Members would receive if all of the assets of the Company were sold for their fair market value, the liabilities of the Company were satisfied, and the net proceeds were distributed among the Members in liquidation of the Company.

(b) Each Member, Class A Member, or Class B Member shall represent that he, she, or it owns his, her, or its Membership Units free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties.

(c) Each Member, Class A Member, or Class B Member shall grant to the Manager a power of attorney to act on behalf of such Member, Class A Member, or Class B Member in connection with such sale or other disposition.

(d) Each Member, Class A Member, or Class B Member shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold, the liabilities of the Company satisfied, and the net proceeds distributed among the Members in liquidation of the Company.

For these purposes, a person shall be treated as "related" to the Manager if such person bears a relationship to the Manager described in Section 267(b) of the Code or in Section 707(b) of the Code, determined by substituting the phrase "at least 10%" for the phrase "more than 50%" each place it appears in such sections.

8.6. **Mandatory Redemptions**.

8.6.1. **Based on ERISA Considerations**. The Manager may, at any time, cause the Company to purchase all or any portion of the Class A or B Membership Units owned by a Member whose assets are governed by Title I of the Employee Retirement Income Security Act of 1974, Code section 4975, or any similar Federal, State, or local law, if the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as "plan assets" or otherwise become subject to such laws.

8.6.2. **Based on Other Bona Fide Business Reasons**. The Manager may, at any time, cause the Company to purchase all of the Class A or B Membership Units owned by a Member if the Manager determines that (i) such Member made a material misrepresentation to the Company; (ii) legal or regulatory proceedings are commenced or threatened against the Company or any of its members arising from or relating to the Member's interest in the Company; (iii) the Manager believes that such Member's ownership has caused or will cause the Company to violate any law or regulation; (iv) such Member has violated any of his, her, or its obligations to the Company or to the other Members; or (ii) such Member is engaged in, or has engaged in conduct (including but not limited to criminal conduct) that (A) brings the Company, or threatens to bring the Company, into disrepute, or (B) is adverse and fundamentally unfair to the interests of the Company or the other Members.

8.6.3. **Purchase Price and Payment**. In the case of any purchase of Membership Units described in this section 8.6 (i) the purchase price of the Membership Units shall be ninety percent (90%) of the amount the Member would receive with respect to such Membership Units if all of the assets of the Company were sold for their fair market value, all the liabilities of the Company were paid, and the net proceeds were distributed in accordance with section 4.1; and (ii) the purchase price shall be paid by wire transfer or other immediately-available funds at closing, which shall be held within sixty (60) days following written notice from the Manager.

8.6.4. **Fair Market Value of Assets**.

8.6.5. **In General**. For purposes of section 8.5, section 8.6.3, and section 8.7, the fair market value of the Company's assets shall be as agreed by the Manager and the Member(s) whose Membership Units are being purchased. If they cannot agree, the fair market values shall be determined by a single qualified appraiser chosen by the mutual agreement of the Manager and the Member(s) in question. If they cannot agree on a single appraiser, then they shall each select a qualified appraiser to determine the fair market value. Within forty-five (45) days, each such appraiser shall determine the fair market value, and if the two values so determined differ by less than ten percent (10%) then the arithmetic average of the two values shall conclusively be deemed to be the fair market value of the assets. If the two values

differ by more than ten percent (10%), then the two appraisers shall be instructed to work together for a period of ten (10) days to reconcile their differences, and if they are able to reconcile their differences to within a variation of ten percent (10%), the arithmetical average shall conclusively be deemed to be the fair market value. If they are unable to so reconcile their differences, then the two appraisers shall, within ten (10) additional days, pick a third appraiser. The third appraiser shall, within an additional ten (10) days, review the appraisals performed by the original two, and select the one that he believes most closely reflects the fair market value of the Company's assets, and that appraisal shall conclusively be deemed to be the fair market value.

8.6.6. **Special Rules**.

(a) **Designation of Representative**. If the Membership Units of more than one Class A Member are being purchased, then all such Members shall select a single representative, voting on the basis of the number of Class A Membership Units owned by each, and such single representative (who may but need not be one of the Members in question) shall speak and act for all such Members.

8.6.7. **Cost of Appraisals**. The Company on one hand and the Class A Member(s) whose Membership Units are being purchased on the other hand shall each pay for the appraisal such party obtains pursuant to section 8.8.1. If a third appraiser is required, the parties shall share the cost equally.

8.7. **Withdrawal**. A Class A Member may withdraw from the Company by giving at least ninety (90) days' notice to the Manager. The withdrawing Class A Member shall be entitled to no distributions or payments from Company on account of his, her, or its withdrawal, nor shall he, she, or it be indemnified against liabilities of Company or relieved of his, her, or its responsibility to contribute capital. For purposes of this section, a Class A Member who transfers a Class A Membership Units pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9. ARTICLE NINE: DISSOLUTION AND LIQUIDATION

9.1. **Dissolution**. The Company shall be dissolved upon the first to occur of (i) the date twelve (12) months following the sale of all or substantially all the assets of the Company, (ii) the determination of the Manager to dissolve. The Members hereby waive the right to have the Company dissolved by judicial decree pursuant to 6 Del. C. §18-802.

9.2. **Liquidation**.

9.2.1. **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2. **Distribution of Assets**. After liquidation of the Company, the net proceeds of the liquidation of the Company's assets shall be applied and distributed in accordance with Article Four.

9.2.3. **Distributions in Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4. **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. ARTICLE TEN: POWER OF ATTORNEY

10.1. **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Class A or B Member, with power and authority to act in the name and on behalf of each such Class A or B Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1. This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2. Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3. Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4. Any and all other instruments as the Manager may deem necessary or desirable to affect the purposes of this Agreement and carry out fully its provisions.

10.2. **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Class A and Class B Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manager by one or more of the officers of the Manager for each of the Class A and Class B Members by the signature of the Manager acting as attorney-in-fact for all of the Class A and Class B Members, together with a list of all Class A and Class B Members executing such instrument by their attorney-in-fact or by such other

method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by a Class A and Class B Member of all or any portion of his, her or its Class A and Class B Membership Units except that, where the assignee of the Class A and Class B Membership Units owned by the Class A and Class B Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3. **Notice to Class A and Class B Members**. The Manager shall promptly furnish to each Class A and Class B Member a copy of any amendment to this Agreement executed by the Manager pursuant to a power of attorney from such Class A and Class B Member.

11. ARTICLE ELEVEN: AMENDMENTS

11.1. **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1. The correction of typographical errors;

11.1.2. A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

11.1.3. The creation of additional classes of limited liability company interests pursuant to section 3.1;

11.1.4. The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.5. An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.6. An amendment that adds to its own obligations or responsibilities;

11.1.7. A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Company;

11.1.8. A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940;

11.1.9. A change to facilitate the trading of Membership Units, including changes required by law or by the rules of a securities exchange;

11.1.10. A change the Manager determines to be necessary or appropriate to satisfy any

requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

11.1.11. A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

11.1.12. A change the Manager determines to be necessary or appropriate to reflect an investment by the Company in any corporation, partnership, joint venture, limited liability company or other entity;

11.1.13. An amendment that conforms to the Disclosure Document;

11.1.14. Any amendments expressly permitted in this Agreement to be made by the Manager acting alone;

11.1.15. Any amendment required by a lender, other than an amendment imposing personal liability on a Class A and Class B Member or requiring a Class A and Class B Member to make additional Capital Contribution; or

11.1.16. Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Class A and Class B Members.

11.2. **Amendments Requiring Majority Consent**. Any amendment that has, or could reasonably be expected to have, an adverse effect on the Class A or B Members, other than amendments described in section 11.4, shall require the consent of the Manager and Class A and B Members holding a majority of the Class A and B Membership Units.

11.3. **Amendments to Vary Distributions**. The Manager may amend Article Four to increase the distributions to one or more Class A or B Members (for example, to increase the Preferred Return of one or more Class A Members), without the consent of any other Class A Member, provided that any such increase does not decrease the distributions to any other Class A or B Members. Any such amendment may be affected by a letter agreement between the Manager and the affected Class A or B Member(s).

11.4. **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.4.1. An amendment deleting or modifying any of the amendments already listed in this section 11.4;

11.4.2. An amendment that would require any Class A Member to make additional Capital Contributions; and

11.4.3. An amendment that would impose personal liability on any Class A or B Member.

11.5. **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of Class A or B Members, the Manager shall notify each affected Class A or B Member (who may be all Class A or B Members, or only Class A or B Members holding a given class of Class A or B Membership Units) in writing, specifying the proposed amendment and the reason(s) why the Manager believe the amendment is in the best interest of the Company. At the written request of Class A or B Members holding at least Twenty Percent (20%) of the Class A Membership Units entitled to vote on the amendment, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If a Class A or B Member does not respond to the notice from the Manager within twenty (20) calendar days the Manager shall send a reminder. If the Class A or B Member does not respond for an additional ten (10) calendar days following the reminder such Class A Member shall be deemed to have consented to the proposed amendment(s). If the Manager proposes an amendment that is not approved by the Class A or B Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least six (6) months.

12. ARTICLE TWELVE: MISCELLANEOUS

12.1. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company or the Manager, to the email address of A Class A or Class B Member provided by such Class A or B Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.2. **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

12.3. **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in or most geographically convenient to Wilmington, Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

12.4. **Waiver of Jury Trial**. EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.5. **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.6. **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement with respect to Agent, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

12.7. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.8. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.9. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.10. **Execution by Class A and B Members**. It is anticipated that this Agreement will be executed by and Class B Members through the execution of a separate Investment Agreement.

12.11. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.12. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

13. ARTICLE THIRTEEN: ADDITIONAL QUALIFIED OPPORTUNITY ZONE PROVISIONS

13.1. **Definitions.** For purposes of this Article 13, the following terms shall have the following meanings:

13.1.1. "Affiliate" means, with respect to any Person, any other Person which is controlled by, or is under common control with, such Person. For this purpose: (a) "control" means ownership (direct or through another Affiliate) of 50% or more of the voting stock of a corporation, 50% or more of the capital or profits interests of a partnership, or 50% or more of any ownership interest of any other Person; and (b) any ownership interest owned by a Person shall be deemed to be owned by any relative of such Person.

13.1.2. "Nonqualified Financial Property" means debt (including cash and cash equivalents),

stock, partnership interests, options, futures contracts, forward contracts, warrants, notional principal contracts, annuities, and other similar property specified in Code Section 1397C(e) and Treasury Regulations Section 1.1400Z2(d)-1(d)(3)(iv), except that Nonqualified Financial Property shall not include (1) reasonable amounts of working capital held in cash, cash equivalents, or debt instruments with a term of 18 months or less, or (2) debt instruments described in Code Section 1221(a)(4) (related to the sale of property which is not treated as a capital asset).

13.1.3. "Opportunity Zone Plan" shall have the meaning set forth in Section 13.2.12.

13.1.4. "Opportunity Zone" means a "qualified opportunity zone", as defined in Section 1400Z-1 of the Code.

13.1.5. "QOZ Laws" Code Section 1400Z-2 (relating to capital gains invested in Opportunity Zones) and the Treasury Regulations promulgated pursuant thereto, including any Proposed Treasury Regulations, and any related binding U.S. Treasury Department (including IRS) guidance provided thereunder, including any amendments thereto from time to time.

13.1.6. "QOZ Related Party" A person related to the Company within the meaning of Code Section 267(b) or 707(b)(1), determined by substituting 20% for 50% each place it occurs in such sections.

13.1.7. "QOZB" means a "qualified opportunity zone business" as such term is defined in Section 1400Z-2(d)(3) of the Code and the Treasury Regulations and guidance thereunder, including Treasury Regulations Section 1.1400Z2(d)-1(d).

13.1.8. "QOZB Property" means "Qualified opportunity zone business property" as such term is defined in Section 1400Z-2(d)(2)(D) of the Code and the Treasury Regulations and guidance thereunder, including Treasury Regulations Sections 1.1400Z2(d)-1(d)(2) and 1.1400Z2(d)-2.

13.1.9. "Supermajority of the Members" shall mean Members holding at least seventy percent (70%) of the total outstanding Membership Units at such time.

13.1.10. "Working Capital Reserve Account" means an account established by the Managers to hold reasonable amounts of working capital to be used by the Company for start-up and certain other necessary expenses pursuant to the Opportunity Zone Plan (as defined herein) to be prepared and maintained by the Managers, in accordance with the QOZ Laws.

13.2. The Manager and Members represent, covenant, and agree to the following:

13.2.1. **Business Location.** The operations of the business and all Company property is and shall be located at 188 Monticello Avenue, Jersey City, NJ 07304 and entirely within population census tract 0041.02 (the "Census Tract") and geocode -74.0701635 (longitude) and 40.721004 (latitude);

13.2.2. At least seventy percent (70%) of the tangible property owned or leased by the

Company is and will be QOZB Property. For purposes of calculating the percentage of the Company's tangible property that is QOZB Property, the Manager may, in its sole but reasonable discretion, determine any valuation described in Treasury Regulation Section 1.1400Z2(d);

13.2.3. **Related party Fees.** Company purchases from and fees paid to or earned by Affiliates of the Managers and Members pertaining to the Property shall not exceed twenty-five percent (25%) of the total tangible property owned by the Company (the "Affiliate Fee Limit"), and in the event such purchases from and fees paid to such Affiliates would exceed the Affiliate Fee Limit, the purchases from and fees payable to the Sponsor Affiliates shall be reduced by such amount necessary to remain within or below thirty percent (30%) of the total tangible property owned by the Company;

13.2.4. **QOZ Property.** All QOZB Property owned by the Company currently satisfies and will continue to satisfy all the criteria identified in Treasury Regulations Sections 1.1400Z2(d)-2(a)(2) and 1.1400Z2(d)-2(b), including the following:

(i) the property was acquired by the Company after December 31, 2017 by purchase (within the meaning of Code Section 179(d)(2)) from a Person that is not a QOZ Related Party;

(ii) either (a) the original use (within the meaning of Treasury Regulations Section 1.1400Z2(d)-2(b)(3)) of the property in an Opportunity Zone commenced with the Company or (b) such property is or will be Substantially Improved; and

(iii) such property is and shall be used exclusively in an Opportunity Zone;

13.2.5. No property leased by the Company will be included as QOZB Property for purposes of calculating the percentage in paragraph (b) above;

13.2.6. Intentionally Omitted;

13.2.7. Intentionally Omitted;

13.2.8. The Company is not engaged in, and shall not engage in, any trade or business consisting of the operation of any private or commercial golf course, country club, massage parlor, hot tub facility, suntan facility, racetrack or other facility used for gambling, or any store the principal purpose of which is the sale of alcoholic beverages for consumption off premises. The Company shall not solely engage in the leasing of the Property to a Person pursuant to a triple-net-lease;

13.2.9. In each taxable year, less than five percent (5%) of the average of the Company's aggregate unadjusted basis in its property is and shall be attributable to the aggregate amount of the Company's Nonqualified Financial Property and the balances of reserves that are not otherwise treated as Nonqualified Financial Property. The amount of the Working Capital Reserve Account that are excluded from calculation of the Company's Nonqualified Financial Property represent reasonable amounts of working capital necessary for the Company's business and the amounts of such reserves are not currently

and will not exceed the amounts reasonably necessary for the Property;

13.2.10. More than 50% of the total gross income of the Company is and will be derived from the active conduct of the Company's trade or business (by virtue of the fact that the Property and the Company's management or operational functions performed in the census tract are each necessary for the generation of at least 50% of the gross income of the Company (measured in accordance with Treasury Regulations Section 1.1400Z2(d)-1(d)(3)(i)), including, without limitation, the Company's conduct of depositing funds in an interest-bearing account during the construction period so that the Company generates gross income during such period for measurement twice yearly; provided, however, that income from a triple net lease shall not be considered income derived from the active conduct of a trade or business;

13.2.11. A substantial portion, and in all events more than 40%, of the Company's intangible property is and will be used in the active conduct of the Company's trade or business in the Census Tract;

13.2.12. The working capital assets of the Company for the acquisition, construction and/or rehabilitation and expenses of the start-up of operations of the Property (x) are designated as working capital on the written plan to be prepared and maintained by the Managers and to be made available to any Member on request (the "Opportunity Zone Plan"), which shall include written schedule for the expenditure of working capital assets over a period not to exceed thirty-one (31) months from the date hereof, (y) are expected to be disbursed based on such written schedule consistent with the ordinary start-up of the trade or business in the hospitality business, and under the schedule the working capital assets must be spent within thirty-one (31) months of the Company's receipt of same, and (z) will actually be used in a manner substantially consistent with clauses (x) and (y). All Company capital, debt, grant or other proceeds are expected to be used as working capital for the start-up and operation of the property and shall be designated as such in the Opportunity Zone Plan;

13.2.13. To the extent not identified in the Opportunity Zone Plan, in connection with any future Capital Contributions, loans that are received wholly or partially in a lump sum, or other cash received by the Company that the Company expects to hold for future application to the expenses of the start-up of operations of the Company business and that the Company does not expect to apply in full to such expenses within 90 days, the Manager shall either update the Opportunity Zone Plan to reflect the foregoing or shall prepare a separate plan, similar in form and structure to the Opportunity Zone Plan, for such funds that (A) designates such funds as working capital, and (B) sets forth a written schedule for disbursement of such funds consistent with the ordinary start-up of the trade or business of a business in the hospitality industry, which schedule shall reflect the use all of such working capital assets within thirty-one (31) months (or such longer period of time as may be permitted by the IRS and/or Department of Treasury pursuant to any extensions of time limits under QOZ Laws), and such working capital assets shall be used in a manner substantially consistent with the preceding clauses (A) and (B) (the "Subsequent Opportunity Zone Plan"). In addition, if any person having consent rights to disbursements of such funds previously has approved a plan for disbursement of such funds, the written schedule prepared pursuant to the immediately preceding sentence shall be substantially consistent with such other plan;

13.2.14. The Company is and shall be a partnership for federal income tax purposes;

13.2.15. The Company shall engage in the ownership and management of a mixed-use building featuring 7 residential units with ground floor retail and activities ancillary thereto, and shall neither engage in any other trade or business, nor operate its trade or business at a location other than the Building, nor cease to operate its business in a manner that would cause to be untrue any of the representations, warranties or covenants set out in this Section 7.14. The Company shall complete the start-up phase of the business and expects to receive revenues from the operation of the Company's business within 31 months (or such longer period of time as may be permitted by the IRS and/or Department of Treasury pursuant to any extensions of time limits under QOZ Laws);

13.2.16. To its knowledge, the Managers have no information tending to indicate that the Company will not satisfy all of the requirements of a QOZB and Managers shall operate the Company and the Property in such a manner as to cause the Company to maintain its status as a QOZB;

13.2.17. The Managers shall maintain with respect to the Company, and make available to the Members for reasonable inspection, records that are sufficient to establish compliance with this Section 7.14, which shall include:

(i) information regarding the tangible property of the Company including, without limitation, the cost basis of such property and additions thereto, the identity of the party from whom such property was acquired and information sufficient to determine whether or not it is a QOZ Related Party, the rents due from the Company for any leased property and from whom such property was leased, and, if such property is not used at the Property, the location(s) at which such property is used;

(ii) the gross income of the Company and a general description of the sources from which such gross income is derived;

(iii) the use of the intangible property of the Company; and

(iv) the unadjusted basis of the property of the Company generally and in particular, any Nonqualified Financial Property it may own;

13.2.18. Upon any Member's request, the Managers will take such commercially reasonable actions (without incurring material cost or additional liability) and/or provide such information (in addition to the reporting obligations set forth in Section 8.5 herein) as are reasonably requested by any Member to allow such Member (and/or any direct or indirect investors therein) (A) to be eligible for the benefits under QOZ Laws, in connection with its investment in the Company or (B) to comply with any reporting obligations under QOZ Laws; and

13.2.19. The Company has not and will not accept any Related Party loan without the prior Consent of a Supermajority of the Members.

13.2.20. Intentionally omitted.

[Remainder of page Intentionally Blank. Signature page Follows.]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

NUIC-Monticello QOF LLC

By: NUIC Development
As Manager

DocuSigned by:
By Daniel J. Mirabel
6010125F498C40B...
Daniel J. Mirabel

By: NUIC Development
As Manager

DocuSigned by:
By Brenly E. Tolentino
A232497CAB044AF...
Brenly E. Tolentino

NUIC Development

DocuSigned by:
By Daniel J. Mirabel
6010125F498C40B...
Daniel J. Mirabel, as Principal

DocuSigned by:
By Brenly E. Tolentino
A232497CAB044AF...
Brenly E. Tolentino, as Principal

EXHIBIT E: FINANCIAL STATEMENTS

NUIC-Monticello QOF LLC.
(the “Company”)
a Delaware Limited Liability Company

Financial Statements (unaudited) and Independent Accountant’s Review Report

Inception through January 27, 2025

Table of Contents

RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

---

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: NUIC-Monticello QOF LLC Management

We have reviewed the accompanying financial statements of NUIC-Monticello QOF LLC. (the Company) which comprise the statement of financial position as of inception - January 27, 2025 and the related statements of operations, statement of changes in members' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter on a Predecessor Entity:
On December 10, 2024, 188 Monticello, LLC ("Project Entity") was formed. On January 27, 2025, NUIC-Monticello QOF LLC ("Holding Company") was formed in Delaware. The Company acquired an interest in 188 Monticello LLC ("Project Entity"), and holds no other significant assets.



Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
February 19, 2025

NUIC-Monticello QOF LLC.
STATEMENT OF FINANCIAL POSITION

	Inception through January 27, 2025
TOTAL ASSETS	-
TOTAL LIABILITIES	-
EQUITY	
Members Capital	184
Accumulated Deficit	(184)
TOTAL EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

See Accompanying Notes to these Unaudited Financial Statements

NUIC-Monticello QOF LLC.
STATEMENT OF OPERATIONS

	Inception through January 27, 2025
Operating Expenses	
General & Administrative	184
Total Operating Expenses	**184**
Total Loss from Operations	**(184)**
Net Income (Loss)	**(184)**

See Accompanying Notes to these Unaudited Financial Statements

NUIC-Monticello QOF LLC.
STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Member's Capital $ Amount	Retained earnings (Deficit)	Total Shareholder's Equity
Balance at inception	-	-	-
Contribution	184	-	184
Net income (loss)	-	(184)	(184)
Ending balance at 01/27/2025	184	(184)	-

See Accompanying Notes to these Unaudited Financial Statements

NUIC-Monticello QOF LLC.
STATEMENT OF CASH FLOWS

	Inception through January 27, 2025
OPERATING ACTIVITIES	
Net Income (Loss)	(184)
Net Cash provided by (used in) Operating Activities	(184)
INVESTING ACTIVITIES	-
FINANCING ACTIVITIES	
Members Capital	184
Net Cash provided by (used in) Financing Activities	184
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

NUIC-Monticello QOF LLC ("The Company") was established to develop, lease, manage, and own property. The primary focus of NUIC-Monticello QOF LLC is the development of "The Seven," a unique loft-style building featuring seven residential units. The company will generate revenue through residential leasing and professional property management services. NUIC-Monticello QOF LLC is managed by NUIC Development, a trusted leader in local real estate development in Jersey City. NUIC Development brings years of expertise in delivering high-quality projects that prioritize community impact and sustainable growth. The business is headquartered at the project location in Jersey City, NJ, and its primary customers are expected to be local residents seeking stylish, affordable housing within the vibrant Monticello Avenue area.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Substantial Doubt About the Entity's Ability to Continue as a Going Concern:</u>

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of January 27, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 in cash as of January 27, 2025.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The company plans to generate revenue through residential leasing and professional property management services. Once the first contract is signed, the company will identify and analyze its performance obligations with respect to resident contracts.

General and Administrative

General and administrative expenses consist of formation costs.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

As of January 27, 2025, the company has not entered into any liabilities, loans, or other forms of debt.

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company’s Members regarding its financial commitments is restricted to the capital each member has invested in the Company.

The Company has a total of 1,010,000 authorized membership units, divided into three classes: Class A (650,000 units), Class B (100,000 units), and Class C (75,000 units). Class A and B Members contribute capital and hold ownership interests based on their pro-rata contributions. Class C Members, representing 1% ownership, are held by the Manager, NUIC Development, and may be transferred to its affiliate, NUIC City Living LLC.

A summary of the Company’s capital structure as of January 27, 2024 is below:

Members Name	Ownership
Daniel Mirabel	49.5%
Brenly Tolentino	49.5
NUIC Development	1%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to January 27, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 19, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT F: HOW WILL THIS WORK FOR YOU?

How will this work for you?

	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Sale Year	TOTAL
Cash Inflows												
Gross Market Rate Units		189,244.00	194,921.00	200,769.00	206,792.00	212,996.00	219,386.00	225,967.00	232,746.00	239,729.00	246,920.00	
Less Vacancy		-9,462.00	-9,746.00	-10,038.00	-10,340.00	-10,650.00	-10,969.00	-11,298.00	-11,637.00	-11,986.00	-12,346.00	
Gross Commercial Units		20,938.00	21,357.00	21,784.00	22,220.00	22,664.00	23,117.00	23,580.00	24,051.00	24,532.00	25,023.00	
Less Vacancy		-1,047.00	-1,068.00	-1,089.00	-1,111.00	-1,133.00	-1,156.00	-1,179.00	-1,203.00	-1,227.00	-1,251.00	
Other Income		1,200.00	1,224.00	1,248.00	1,273.00	1,299.00	1,325.00	1,351.00	1,378.00	1,406.00	1,434.00	
Debt Refinancing Earnouts		531,419.00	0.00	0.00	0.00	119,040.00	0.00	0.00	0.00	0.00	123,086.00	
Investor Capital	550,000.00											
Construction Loan	1,100,000.00											
Total Inflows	**$1,650,000.00**	**$732,292.00**	**$206,688.00**	**$212,674.00**	**$218,834.00**	**$344,216.00**	**$231,703.00**	**$238,421.00**	**$245,335.00**	**$252,454.00**	**$382,866.00**	**$4,715,483.00**
Cash Outflows												
Land Loan	450,000.00											
Construction (Soft Costs)	95,000.00											
Construction (Hard Cost)	824,000.00											
Financing Cost	176,000.00											
Operating Reserves	105,000.00											
Repairs & Maintenance		2,000.00	2,080.00	2,163.00	2,250.00	2,340.00	2,433.00	2,531.00	2,632.00	2,737.00	2,847.00	
General & Admin		2,000.00	2,080.00	2,163.00	2,250.00	2,340.00	2,433.00	2,531.00	2,632.00	2,737.00	2,847.00	
Marketing		2,000.00	2,080.00	2,163.00	2,250.00	2,340.00	2,433.00	2,531.00	2,632.00	2,737.00	2,847.00	
Utilities (Net of Reimbursements)		2,500.00	2,600.00	2,704.00	2,812.00	2,925.00	3,042.00	3,163.00	3,290.00	3,421.00	3,558.00	
Management Fee		10,044.00	10,445.00	10,863.00	11,298.00	11,750.00	12,220.00	12,708.00	13,217.00	13,745.00	14,295.00	
Real Estate Taxes		30,000.00	31,200.00	32,448.00	33,746.00	35,096.00	36,500.00	37,960.00	39,478.00	41,057.00	42,699.00	
Insurance		9,000.00	9,360.00	9,734.00	10,124.00	10,529.00	10,950.00	11,388.00	11,843.00	12,317.00	12,810.00	
Replacement Reserve		3,500.00	3,640.00	3,786.00	3,937.00	4,095.00	4,258.00	4,429.00	4,606.00	4,790.00	4,982.00	
DEBT												
Debt Services Mortgage		111,863.00	111,863.00	111,863.00	111,863.00	123,011.00	123,011.00	123,011.00	123,011.00	123,011.00	123,011.00	
Total Outflows	**$ 1,650,000.00**	**$ 172,907.00**	**$ 175,348.00**	**$ 177,887.00**	**$ 180,530.00**	**$ 194,426.00**	**$ 197,280.00**	**$ 200,252.00**	**$ 203,341.00**	**$ 206,552.00**	**$ 209,896.00**	**3,568,419.00**
Free Cash Flow	$ -	$ 559,385.00	$ 31,340.00	$ 34,787.00	$ 38,304.00	$ 149,790.00	$ 34,423.00	$ 38,169.00	$ 41,994.00	$ 45,902.00	$ 172,970.00	**1,147,064.00**
To Investors	**$ 550,000.00**	$ 574,966.00	$ 31,340.00	$ 34,787.00	$ 19,152.00	$ 74,895.00	$ 17,211.50	$ 19,084.50	$ 20,997.00	$ 22,951.00	$ 86,485.00	**901,869.00**
To Sponsor					$ 19,152.00	$ 74,895.00	$ 17,211.50	$ 19,084.50	$ 20,997.00	$ 22,951.00	$ 86,485.00	
To $5,000 Investor	**$ 5,000.00**	$ 5,226.96	$ 284.91	$ 316.25	$ 174.11	$ 680.86	$ 156.47	$ 173.50	$ 190.88	$ 208.65	$ 786.23	**8,198.81**
As Percent of Investment												**163.98%**

NOTE: The foregoing is a mathematical calculation based on our current assumptions about future events. Some of these assumptions will prove to have been inaccurate, possibly for the reasons described on Exhibit B, Risks of Investing. Hence, the results of investing will likely differ from those illustrated above, for better or for worse, possibly by a large amount.